  As filed with the Securities and Exchange Commission on January __, 1997

                                                                 File No. 333-
                                                              File No. 811-4372


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


[X]
     Pre-Effective Amendment No.
                                ----                             [ ]
     Post-Effective Amendment No.
                                -----

[ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [ ]
     Amendment No. 21
                  ----
[X]

       HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT TWO
                    (Exact Name of Registrant)

                 HARTFORD LIFE INSURANCE COMPANY
                       (Name of Depositor)

                      200 Hopmeadow Street
                   Simsbury, Connecticut 06089
           (Address of Depositor's Principal Offices)

                         (860) 843-7563
         (Depositor's Telephone Number, Including Area Code)

                      Margaret E. Hankard, Esquire
                           200 Hopmeadow Street
                      Simsbury, Connecticut 06089
                (Name and Address of Agent for Service)

                                Copy to:

                      David S. Goldstein, Esquire
                     Sutherland, Asbill & Brennan
                    1275 Pennsylvania Avenue, N.W.
                     Washington, D.C. 20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the registrant hereby elects to register an indefinite amount of securities being offered.

The registrant hereby amends this registrant statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                           CROSS REFERENCE SHEET
                          PURSUANT TO RULE 495(a)
                          -----------------------



            N-4 Item No.               Prospectus Heading
            ------------               ------------------
        1.  Cover Page                 Hartford Life Insurance Company -
                                       Separate Account Two

        2.  Definitions                Definitions

        3.  Condensed Financial        Accumulation Unit Values
            Information

        4.  Synopsis or Highlights     Summary

        5.  General Description of     Hartford Life, the Separate Account
            Registrant                 and the Funds

        6.  Deductions                 Contract Fees and Charges

        7.  General Description of     Description of the Contracts, Contract
            Annuity Contracts          Fees and Charges and Additional Contract
                                       Information

        8.  Annuity Period             Selecting an Annuity Payment Option

        9.  Death Benefit              Description of the Contracts

        10. Purchases and Contract     Description of the Contracts
            Value

        11. Redemptions                Surrenders

        12. Taxes                      Federal Tax Considerations

        13. Legal Proceedings          Legal Proceedings

        14. Table of Contents of the   Table of Contents to
            Statement of Additional    Statement of Additional
            Information                Information Hartford Life

        15. Cover Page                 Part B; Statement of Additional
                                       Information

        16. Table of Contents          Table of Contents

        17. General Information and    Introduction
            History

        18. Services                   None

        19. Purchase of Securities     Distribution of Contracts
            being Offered

        20. Underwriters               Distribution of Contracts

        21. Calculation of             Calculation of Yield and Return
            Performance Data

        22. Annuity Payments           Annuity Benefits

        23. Financial Statements       Financial Statements

        24. Financial Statements and   Financial Statements and
            Exhibits                   Exhibits

        25. Directors and Officers     Directors and Officers of the
            of the Depositor           Depositor

        26. Persons Controlled by or   Persons Controlled by or Under
            Under Common Control with  Common Control with the Depositor
            the Depositor or           or Registrant
            Registrant

        27. Number of Contract Owners  Number of Contract Owners

        28. Indemnification            Indemnification

        29. Principal Underwriters     Principal Underwriters

        30. Location of Accounts and   Location of Accounts and
            Records                    Records

        31. Management Services        Management Services

        32. Undertakings               Undertakings

                       Individual Single Premium Payment
                      Immediate Variable Annuity Contract

                                   ISSUED BY:
                        HARTFORD LIFE INSURANCE COMPANY
                              200 HOPMEADOW STREET
                          SIMSBURY, CONNECTICUT 06070
                        1-800-862-6668 (CONTRACT OWNERS)
                  1-800-862-7155 (INVESTMENT REPRESENTATIVES)

This prospectus describes the individual variable immediate annuity contract (the "Contract") offered by Hartford Life Insurance Company ("Hartford Life"). The Contract may be sold to or issued in connection with retirement plans, including plans that qualify for special federal income tax treatment under the Internal Revenue Code.

The Owner(s) of a Contract may allocate the Premium Payment and transfer Contract Value to one or more Sub-Accounts of Hartford Life Insurance Company Separate Account Two (the "Separate Account"). The assets of each Sub-Account are invested solely in a corresponding mutual fund (the "Funds"). The Funds are:

Hartford Advisers Fund, Inc.                 Hartford Bond Fund, Inc.
Hartford Capital Appreciation Fund, Inc.     Hartford Dividend and Growth Fund,
                                             Inc.
Hartford Index Fund, Inc.                    Hartford International Advisers Fund,
                                             Inc.
HVA Money Market Fund, Inc.                  Hartford Mortgage Securities Fund,
                                             Inc.
Hartford Small Company Fund, Inc.            Hartford Stock Fund, Inc.
Hartford International Opportunities Fund,
Inc.

--------------------------------------------------------------------------------

Under the Contract, Hartford Life makes periodic Annuity Payments to the Owner(s) (or other designated Payee). The dollar amount of each Annuity Payment varies according to the investment performance of the Funds in which the selected Sub-Accounts are invested. The Owner(s) bear the investment risk of amounts invested in the Separate Account.

This prospectus sets forth the basic information regarding the Contract and the Separate Account that a prospective investor should know before purchasing a Contract. The prospectuses for the Funds, which provide information regarding investment objectives and policies of each Fund, should be read in conjunction with this prospectus. A Statement of Additional Information providing additional information about the Contract and the Separate Account has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The
table of contents for the Statement of Additional Information is on page   of
this prospectus. Call or write Hartford Life at its Home Office to obtain a free copy of this Statement.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH OF THE FUNDS.
--------------------------------------------------------------------------------

AN INVESTMENT IN A CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A CONTRACT INVOLVES CERTAIN RISKS, INCLUDING THE RISK OF LOSS OF THE PREMIUM PAYMENT (PRINCIPAL).
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
 THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                           MAY   , 1997
STATEMENT OF ADDITIONAL INFORMATION DATED:  MAY   , 1997

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Definitions...........................................................
Fee and Expense Table.................................................
Accumulation Unit Values
Summary...............................................................
Hartford Life, The Separate Account and The Funds.....................
  Hartford Life Insurance Company.....................................
  Hartford Life Separate Account Two..................................
  The Funds...........................................................
Description of the Contracts..........................................
  Purchasing a Contract...............................................
  Right to Examine the Contract.......................................
  Crediting and Allocating the Premium Payment........................
  Contract Value -- Before Income Start Date..........................
  Net Investment Factor...............................................
  Sub-Account Value Transfers Before and After the Income Start
   Date...............................................................
  Surrenders..........................................................
  Death Before Income Start Date......................................
  Death On or After the Income Start Date.............................
  Determination of the Death Benefit..................................
  Distribution Requirements: Prior to the Income Start Date...........
  Payments Under the Contract.........................................
Selecting an Annuity Payment Option...................................
  Annuity Payment Options.............................................
  Annuity Calculation Date and Income Start Date......................
  Income Payment Dates................................................
  Variable Annuity Payments...........................................
Contract Fees and Charges.............................................
  Surrender Charge (Contingent Deferred Sales Charge).................
  Premium Tax Charge..................................................
  Mortality and Expense Risk Charge...................................
  Fund Expenses.......................................................
Additional Contract Information.......................................
  Contract Ownership..................................................
  Changing the Contract Owner or Beneficiary..........................
  Misstatement of Age or Sex..........................................
  Change of Contract Terms............................................
  Reports to Contract Owners..........................................
  Miscellaneous.......................................................
  Voting Privileges...................................................
Federal Tax Considerations............................................
  General.............................................................
  Taxation of Hartford Life and the Separate Account..................
  Taxation of Purchasers of Non-Qualified Contracts...................
  Taxation of Purchasers of Qualified Contracts.......................
  Federal Income Tax Withholding......................................
  Contract Owners That Are Nonresident Aliens or Foreign
   Corporations.......................................................
  Other Tax Consequences..............................................
Other Information.....................................................
  Distribution of the Contracts.......................................
  Legal Proceedings...................................................
Financial Statements..................................................
Illustrations of Annuity Payments Assuming Hypothetical Rates of
 Return...............................................................
Illustrations of Annuity Payments Using Historic Rates of Return......

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                                  DEFINITIONS

ACCUMULATION UNIT: An accounting unit of measure used to calculate Sub-Account Value prior to the Annuity Calculation Date.

ANNIVERSARY VALUE: Commuted Value calculated as of a contract anniversary.

ANNUITANT: The person (or persons) whose life (or lives) determines the Annuity Payments payable under the Contract and whose death determines the Death Benefit after the Income Start Date. With regard to joint and survivorship Annuity Payment Options, the maximum number of joint Annuitants is two and provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant. Provisions relating to an action by the Annuitant mean, in case of joint Annuitants, both Annuitants acting jointly. Unless otherwise specified, the Contract Owner is the Annuitant.


ANNUITY CALCULATION DATE: Date as of which the first annuity payment will be calculated. It will be no more than five days prior to the Income Start Date.


ANNUITY PAYMENT: One of several periodic payments made by Hartford Life to the Payee under an Annuity Payment Option.

ANNUITY PAYMENT OPTION: The form of Annuity Payments selected by the Owner under the Contract. The Annuity Payment Option is shown on the Contract specifications page as the "Annuity Benefit."

ANNUITY UNIT: An accounting unit of measure used to calculate the amount of Variable Annuity Payments.

ANNUITY UNIT FACTOR: The factor applied in computing Annuity Unit Values to neutralize the effect of the Assumed Investment Return.

ASSUMED INVESTMENT RETURN (AIR): The annual rate of return shown on the specification page of the Contract. This rate is used to determine the degree of fluctuation in the amount of Variable Annuity Payments in response to fluctuations in the net investment return of selected Sub-Accounts by assuming (among other things) that the assets in the Sub-Accounts supporting the Contract will have a net annual return over the anticipated Annuity Payment period equal to that rate of return. If the actual performance of the selected sub-accounts is equal to the AIR, the payment will be constant. If the actual performance is greater than the AIR, the payment will increase. If the actual performance is less than the AIR, the payment amount will be lower.

BENEFICIARY: The person(s) entitled to receive the Contract Value upon the death of the Contract Owner or Annuitant prior to the Income Start Date or, the Death Benefit upon the death of the Annuitant after the Income Start Date available under some annuity options.

CANCELLATION PERIOD: The Right to Examine period described on the cover page of the Contract during which the Owner may return the Contract.

CODE: The Internal Revenue Code of 1986, as amended.

COMMUTED VALUE: The present value of the remaining guaranteed Annuity Payments under an Annuity Payment Option having Payments guaranteed for a specified number of years, computed using the Assumed Investment Return for the Contract and the Annuity Unit Value(s) calculated as of the date that Hartford Life receives a fully completed request for surrender, or due proof of the Annuitant's death.

CONTRACT ANNIVERSARY: The same date in each Contract Year as the Contract Issue Date.

CONTRACT ISSUE DATE: The date on which Hartford Life issues the Contract and on which the Contract becomes effective. The Contract Issue Date is shown on the specifications page of the Contract and is used to determine Contract Years and Contract Anniversaries.

CONTRACT OWNER(S): The person or persons who owns (or own) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract. The maximum number of joint Contract Owners is two. Provisions relating to action by the Contract Owner mean, in the case of joint Contract Owners, both Contract Owners acting jointly.

CONTRACT VALUE: It is the sum of the Sub-Account Values under the Contract prior to the Annuity Calculation Date.

CONTRACT YEAR: A twelve-month period beginning on the Contract Issue Date or on a Contract Anniversary.

DEATH BENEFIT: The amount payable by Hartford Life based upon the death of the Contract Owner or Annuitant prior to the Income Start Date, or upon the death of Annuitant on or after the Income Start Date. The Death Benefit is calculated as of the date that Due Proof of Death is received at Hartford Life.

DUE PROOF OF DEATH: A certified copy of a death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased or any other proof acceptable to Hartford Life.

FUND: Any open-end management investment company (or investment portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests.

HARTFORD LIFE: Hartford Life Insurance Company.

HOME OFFICE: Hartford Life's offices at 200 Hopmeadow Street, Simsbury, Connecticut 06070 (mailing address: P.O. Box 5085, Hartford, CT 06102-5085,
Attn: Individual Annuity Services).

INCOME PAYMENT DATE: The date each month, quarter, semi-annual period, or year as of which the Company computes the Annuity Payments.

INCOME START DATE: The date as of which the Annuity Payments are to begin. It is the first Income Payment Date and is shown on the specifications page of the Contract.

IRA: An "individual retirement annuity" as described in Section 408 of the Code.

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

JOINT ANNUITANT: A person, other than the primary Annuitant, whose life determines the Annuity payments payable. The Contract will have a Joint Annuitant only if a joint life annuity option is elected.

MAXIMUM ANNIVERSARY VALUE: The greatest anniversary value under the Contract while the Annuitant is alive prior to his or her 81st birthday reduced by the dollar amount of annuity payments made since that anniversary.

NET ASSET VALUE PER SHARE: The value per share of any Fund on any Valuation Day. The method of computing the Net Asset Value Per Share is described in the prospectus for each Fund.

NET INVESTMENT FACTOR: The Net Investment Factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividends or capital gains distributed by that Fund if the ex-dividend date occurs in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period.

NON-QUALIFIED CONTRACT: A Contract that is not a Qualified Contract.

PAYEE: The person or party designated by the Owner to receive Annuity Payments. Unless otherwise specified the annuitant is the payee.

PAYMENT FACTOR: Factor that is used on the Annuity Calculation Date to calculate the first annuity payment.

PREMIUM TAX: The amount of tax charged by a state or municipality on the Premium Payment or Contract Value.

QUALIFIED CONTRACT: A Contract that is issued in connection with a retirement plan that qualifies for special federal income tax treatment under Sections 408 or 457 of the Code.

SEC: U.S. Securities and Exchange Commission.

SEPARATE ACCOUNT: Hartford Life Insurance Company Separate Account Two.

SUB-ACCOUNT: A subdivision of the Separate Account, the assets of which are invested in a corresponding Fund.

SUB-ACCOUNT VALUE: On or before the Annuity Calculation Date, the amount is determined on any day by multiplying the number of accumulation units attributable to the contract in that sub-account by the accumulation unit value for that sub-account.

SURRENDER VALUE: Contract Value less any applicable premium tax prior to the Annuity Calculation Date, or the Commuted Value less applicable Contingent Deferred Sales Charges on or after the Annuity Calculation Date.

VALUATION DAY: Every day that the New York Stock Exchange is open for trading.

VALUATION PERIOD: The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ANNUITY PAYMENT: An Annuity Payment that may vary in amount from one Income Payment Date to the next as a function of the investment performance of one or more Sub-Accounts selected by the Owner to support such Payments.

WRITTEN NOTICE: A notice or request submitted in writing in a form satisfactory to Hartford Life that is manually signed by the Owner(s) and received at the Home Office.

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                             FEE AND EXPENSE TABLES

                        Contract Owner Transaction Expenses

 Sales Charge imposed on Premium Payment                               None
 Contingent Deferred Sales Charge (as a percentage of amount surrendered or paid)*
     First Year (1)................................................      6%
     Second Year...................................................      6%
     Third Year....................................................      5%
     Fourth Year...................................................      5%
     Fifth Year....................................................      4%
     Sixth Year....................................................      3%
     Seventh Year..................................................      2%
     Eighth Year...................................................      0%
     Exchange Fee..................................................    None

* Only applies to PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS option, after the Income Start Date.

                        Annual Separate Account Expenses
                 (as a percentage of average annual net assets)

 Mortality and Expense Risk Charge.................................   1.25%
 Other Charges.....................................................    None
 Total Separate Account Expenses...................................   1.25%

                              Annual Fund Expenses
              (as a percentage of Fund average annual net assets)

                                                  MANAGEMENT            TOTAL FUND
                                                  (ADVISORY)   OTHER    OPERATING
                                                     FEES     EXPENSES   EXPENSES
                                                  ----------  --------  ----------
 Hartford Advisers Fund..........................
 Hartford Bond Fund..............................
 Hartford Capital Appreciation Fund..............
 Hartford Dividend & Growth Fund.................
 Hartford Index Fund.............................
 Hartford International Advisers Fund............
 Hartford International Opportunities Fund.......
 HVA Money Market Fund...........................
 Hartford Mortgage Securities Fund...............
 Hartford Small Company Fund.....................
 Hartford Stock Fund.............................

Premium Taxes, currently ranging from 0% to 4% may be applicable, depending upon the laws of various jurisdictions.

The above tables are intended to assist the Contract Owner in understanding the costs and expenses that he or she will bear directly or indirectly. The table reflects the management fees, other expenses and total expenses for each Fund for the year ended December 31, 1996. For a more complete description of the various costs and expenses, see "Charges and Deductions" and the prospectuses for the Funds which accompanies this prospectus.

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

EXAMPLES

A Contract Owner will pay the following expenses on a $10,000 investment, assuming a 5% annual return on assets and an Annuitant age 65 with a 5% Assumed Investment Return:

1.  If the LIFE ANNUITY Payment Option is selected:

 SUB-ACCOUNT                                                                 1 YEAR 3 YEARS
 --------------------------------------------------------------------------- ------ -------
 Hartford Advisers Fund.....................................................  $      $
 Hartford Bond Fund.........................................................
 Hartford Capital Appreciation Fund.........................................
 Hartford Dividend and Growth Fund..........................................
 Hartford Index Fund........................................................
 Hartford International Advisers Fund.......................................
 HVA Money Market Fund......................................................
 Hartford Mortgage Securities Fund..........................................
 Hartford Small Company Fund................................................
 Hartford Stock Fund........................................................
 Hartford International Opportunities Fund..................................

 2.  If the JOINT AND LAST SURVIVOR LIFE ANNUITY Payment Option is selected:

 SUB-ACCOUNT                                                                 1 YEAR 3 YEARS
 --------------------------------------------------------------------------- ------ -------
 Hartford Advisers Fund.....................................................  $      $
 Hartford Bond Fund.........................................................
 Hartford Capital Appreciation Fund.........................................
 Hartford Dividend and Growth Fund..........................................
 Hartford Index Fund........................................................
 Hartford International Advisers Fund.......................................
 HVA Money Market Fund......................................................
 Hartford Mortgage Securities Fund..........................................
 Hartford Small Company Fund................................................
 Hartford Stock Fund........................................................
 Hartford International Opportunities Fund..................................

 3.  If the LIFE ANNUITY WITH 20 YEARS OF GUARANTEED PAYMENTS Annuity Payment Option is
   selected:
 SUB-ACCOUNT                                                                 1 YEAR 3 YEARS
 --------------------------------------------------------------------------- ------ -------
 Hartford Advisers Fund.....................................................  $      $
 Hartford Bond Fund.........................................................
 Hartford Capital Appreciation Fund.........................................
 Hartford Dividend and Growth Fund..........................................
 Hartford Index Fund........................................................
 Hartford International Advisers Fund.......................................
 HVA Money Market Fund......................................................
 Hartford Mortgage Securities Fund..........................................
 Hartford Small Company Fund................................................
 Hartford Stock Fund........................................................
 Hartford International Opportunities Fund..................................

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

 4.  If the JOINT AND LAST SURVIVOR LIFE ANNUITY WITH 20 YEARS OF GUARANTEED PAYMENTS
   Annuity Payment Option is selected:

 SUB-ACCOUNT                                                                 1 YEAR 3 YEARS
 --------------------------------------------------------------------------- ------ -------
 Hartford Advisers Fund.....................................................  $      $
 Hartford Bond Fund.........................................................
 Hartford Capital Appreciation Fund.........................................
 Hartford Dividend and Growth Fund..........................................
 Hartford Index Fund........................................................
 Hartford International Advisers Fund.......................................
 HVA Money Market Fund......................................................
 Hartford Mortgage Securities Fund..........................................
 Hartford Small Company Fund................................................
 Hartford Stock Fund........................................................
 Hartford International Opportunities Fund..................................

 5.  If the GUARANTEED PAYMENTS FOR 20 YEARS Annuity Payment Option is selected:
 SUB-ACCOUNT                                                                 1 YEAR 3 YEARS
 --------------------------------------------------------------------------- ------ -------
 Hartford Advisers Fund.....................................................  $      $
 Hartford Bond Fund.........................................................
 Hartford Capital Appreciation Fund.........................................
 Hartford Dividend and Growth Fund..........................................
 Hartford Index Fund........................................................
 Hartford International Advisers Fund.......................................
 HVA Money Market Fund......................................................
 Hartford Mortgage Securities Fund..........................................
 Hartford Small Company Fund................................................
 Hartford Stock Fund........................................................
 Hartford International Opportunities Fund..................................

 6.  If the LIFE WITH CASH REFUND Annuity Payment Option is selected:
 SUB-ACCOUNT                                                                 1 YEAR 3 YEARS
 --------------------------------------------------------------------------- ------ -------
 Hartford Advisers Fund.....................................................  $      $
 Hartford Bond Fund.........................................................
 Hartford Capital Appreciation Fund.........................................
 Hartford Dividend and Growth Fund..........................................
 Hartford Index Fund........................................................
 Hartford International Advisers Fund.......................................
 HVA Money Market Fund......................................................
 Hartford Mortgage Securities Fund..........................................
 Hartford Small Company Fund................................................
 Hartford Stock Fund........................................................
 Hartford International Opportunities Fund..................................

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

    The following information has been examined by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional information, which is incorporated by reference to this Prospectus.

                               1996        1995       1994     1993     1992       1991       1990     1989     1988       1987
                            ----------   ---------   -------  -------  -------  ----------   -------  ------  ---------   ------
 BOND FUND SUB-ACCOUNT
 Accumulation unit value at
   beginning of period......                $1.607    $1.694   $1.556   $1.493      $1.298    $1.212  $1.095     $1.031   $1.044
 Accumulation unit value at
   end of period............                $1.880    $1.607   $1.694   $1.556      $1.493    $1.298  $1.212     $1.095   $1.031
 Number accumulation units
   outstanding at end of
   period (in thousands)....                99,377    85,397   79,080   41,204      25,267    14,753   9,267      5,786    3,576

 STOCK FUND SUB-ACCOUNT
 Accumulation unit value at
   beginning of period......                $2.180    $2.250   $1.993   $1.834      $1.490    $1.569  $1.261     $1.073   $1.031
 Accumulation unit value at
   end of period............                $2.887    $2.180   $2.250   $1.993      $1.834    $1.490  $1.569     $1.261   $1.073
 Number accumulation units
   outstanding at end of
   period (in thousands)....               285,640   248,563  203,873  121,100      72,780    31,149  30,096      9.158    9,229

 MONEY MARKET FUND
   SUB-ACCOUNT
 Accumulation unit value at
   beginning of period......                $1.462    $1.424   $1.401   $1.369      $1.307    $1.225  $1.136     $1.071   $1.019
 Accumulation unit value at
   end of period............                $1.528    $1.462   $1.424   $1.401      $1.369    $1.307  $1.225     $1.136   $1.071
 Number accumulation units
   outstanding at end of
   period (in thousands)....               102,635   138,396  102,328   78,664      60,774    67,059  28,291     29,043   11,633

 ADVISERS FUND SUB-ACCOUNT
 Accumulation unit value at
   beginning of period......                $1.991    $2.072   $1.870   $1.748      $1.470    $1.470  $1.223     $1.085   $1.036
 Accumulation unit value at
   end of period............                $2.523    $1.991   $2.072   $1.870      $1.748    $1.470  $1.470     $1.223   $1.085
 Number accumulation units
   outstanding at end of
   period (in thousands)....               888,803   858,014  688,865  295,387     166,408   101,758  79,738     56.584   56,332

 U.S. GOVERNMENT MONEY
   MARKET FUND SUB-ACCOUNT
 Accumulation unit value at
   beginning of period......                $1.409    $1.376   $1.357   $1.331      $1.276    $1.202  $1.122     $1.062   $1.018
 Accumulation unit value at
   end of period............                $1.468    $1.409   $1.376   $1.357      $1.331    $1.276  $1.202     $1.122   $1.062
 Number accumulation units
   outstanding at end of
   period (in thousands)....                    48        48       52      161         213       243     297        281      187

 CAPITAL APPRECIATION FUND
   SUB-ACCOUNT
 Accumulation unit value at
   beginning of period......                $2.615    $2.583   $2.165   $1.874      $1.231    $1.400  $1.142     $0.916   $0.969
 Accumulation unit value at
   end of period............                $3.364    $2.615   $2.583   $2.165      $1.874    $1.231  $1.400     $1.142   $0.916
 Number accumulation units
   outstanding at end of
   period (in thousands)....               292,671   220,936  160,934   75,653      39,031    10,501   8,041      3,606    2,989

 MORTGAGE SECURITIES FUND
   SUB-ACCOUNT
 Accumulation unit value at
   beginning of period                      $1.637    $1.685   $1.604   $1.552      $1.370    $1.264  $1.132     $1.057   $1.043
 Accumulation unit value at
   end of period............                $1.878    $1.637   $1.685   $1.604      $1.552    $1.370  $1.264     $1.132   $1.057
 Number accumulation units
   outstanding at end of
   period (in thousands)....               101,881   112,417  138,666   98,494      46,464    18,632  12,248     11,061    9,397

 INDEX FUND SUB-ACCOUNT
 Accumulation unit value at
   beginning of period......                $1.750    $1.755   $1.629   $1.544      $1.207    $1.274  $0.989     $0.862   $1.000(b)
 Accumulation unit value at
   end of period............                $2.359    $1.750   $1.755   $1.629      $1.544    $1.207  $1.274     $0.989   $0.862
 Number accumulation units
   outstanding at end of (in
   thousands)...............                65,954    50,799   46,504   29,723      15,975    10,015   6,306      2,868    1,758

 INTERNATIONAL OPPORTUNITIES
   FUND SUB-ACCOUNT
 Accumulation unit value at
   end of period............                $1.181    $1.220   $0.924   $0.979      $0.877    $1.000(c)     --        --      --
 Accumulation unit value at
   end of period............                $1.329    $1.181   $1.220   $0.924      $0.979    $0.877      --         --       --
 Number accumulation units
   outstanding at end of
   period (in thousands)                   238,086   246,259  132,795   32,597      13,109     2,892      --         --       --

 DIVIDEND & GROWTH FUND
   SUB-ACCOUNT
 Accumulation unit value at
   beginning of period......                $1.009    $1.000(d)
 Accumulation unit value at
   end of period............                $1.359    $1.009
 Number accumulation units
   outstanding at end of
   period (in thousands)....                83,506    29,146

 INTERNATIONAL ADVISERS FUND
   SUB-ACCOUNT
 Accumulation unit value at
   beginning of period......                $1,000(e)
 Accumulation unit value at
   end of period............                $1.146
 Number accumulation units
   outstanding at end of
   period (in thousands)....                 6,577

------------------------------
(a) Inception date August 1, 1986.
(b) Inception date May 1, 1987.
(c) Inception date July 2, 1990.
(d) Inception date March 8, 1994.
(e) Inception date March 1, 1995.

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                                    SUMMARY

                              GENERAL DESCRIPTION
    This prospectus is designed to provide prospective Contract Owners with information necessary to decide whether or not to purchase a Contract. This summary provides a concise description of the more significant aspects of the Contract. Further detail is provided in this prospectus, the related Statement of Additional Information, the Contract, and the prospectuses of the Funds. For further information, contact the Home Office or your Registered Representative.
                             PURCHASING A CONTRACT

    A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with a Single Premium Payment to Hartford Life at its Home Office. The minimum Premium Payment for a Contract is $25,000.00 and the Maximum Premium Payment generally is $1,000,000.00 (See "Purchasing a Contract") unless approved by Hartford Life.
    Subject to certain minimum allocation requirements that may be in effect from time to time, the Premium Payment is allocated to each sub-account as specified on the application or order request. All percentage allocations must be in whole numbers. (See "Crediting an Allocating Premium Payments.")
                         RIGHT TO EXAMINE THE CONTRACT

    Owners may cancel the Contract during the Right to Examine period and receive a refund equal to the Contract Value. The Right to Examine Period is a 10-day period of time beginning when the Contract is received by a Contract Owner. Some states require a longer Right to Examine Period and Return of Premium. (See "Right to Examine the Contract.")
                                   TRANSFERS

    Prior to the Annuity Calculation Date, a Contract Owner may transfer all or part of any Sub-Account Value to another available Sub-Account(s), subject to certain restrictions. (See "Sub-Account Value Transfers.") Similar transfers may be made after the Income Start Date, subject to certain restrictions. (See "Variable Annuity Payments.")
                            ANNUITY PAYMENT OPTIONS

    The following Annuity Payment Options are available under the contract; Life Annuity; Life Annuity with Premium Payment Refund; Life Annuity with Payments Guaranteed For a Specified Number of Years; Joint and Last Survivor Life Annuity With Payments Guaranteed For a Specified Number of Years; and Payments Guaranteed For a Specified Number of Years.

                                 DEATH BENEFITS

    The Contract provides for a Death Benefit, under certain Annuity Payment Options, in the event the Annuitant or Contract Owner(s) die prior to the Income Start Date and if the Annuitant dies after the Income Start Date. (See "Payment Upon the Death of Any Contract Owner or the Annuitant.") Certain Annuity Payment Options do not provide a Death Benefit.

                                   SURRENDERS

    Upon Written Notice Prior to the Annuity Calculation Date, a Contract Owner may surrender the Contract and receive its Contract Value. On or after the Income Start Date Under a Guaranteed Payments for a Specified number of Years Annuity Option, a Contract Owner also may surrender the contract for the commuted value. (See "Surrenders.") Surrenders may have adverse federal income tax consequences including the possibility of being subject to a penalty tax. (See "Federal Tax Considerations.")
                                CHARGES AND FEES

    The following charges and fees are assessed under the Contracts:

    CONTINGENT DEFERRED SALES CHARGE. Hartford Life deducts a contingent deferred sales charge if the Contract is surrendered after the Income Start Date under GUARANTEED PAYMENTS FOR A SPECIFIED NUMBER OF YEARS ANNUITY OPTION. The Contingent Deferred Sales Charge is 6% of the Commuted Value (less any applicable premium tax charge) if surrendered during the first two Contract Years; 5% of the Commuted Value (less any applicable premium tax charge) if surrendered during the third or fourth contract years; and decreases 1% each Contract Year up to and including the seventh Contract Year. The Contingent Deferred Sales Charge is 0% if the Contract is surrendered after the seventh Contract Year. No Contingent Deferred Sales Charge is assessed upon the death of the Annuitant after the Income Start Date.

    MORTALITY AND EXPENSE RISK CHARGE. Hartford Life makes a daily charge of 0.003446% (approximately equivalent to an effective annual rate of 1.25%) of the Separate Account's net assets to compensate it for assuming certain mortality and expense risks. (See "Mortality and Expense Risk Charge.")

    PREMIUM TAX CHARGE. Generally, taxes on premium payments, if any, are incurred as of the Annuity Calculation Date, and a Premium Tax Charge is Deducted from the

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Contract Value as of that date. These taxes range from 0% to 4.0% of premium payments. (See "Premium Tax Charge.")


    EXPENSES OF THE FUNDS. The investment experience of each Sub-Account reflects that of the Fund whose shares it holds. The investment experience of each Fund, in turn, reflects its fees and other operating expenses. Please read the prospectus for each of the Funds for details.

               HARTFORD LIFE, THE SEPARATE ACCOUNT AND THE FUNDS
                        HARTFORD LIFE INSURANCE COMPANY

    The Contracts are issued by Hartford Life. Originally incorporated under the laws of Massachusetts in 1902, Hartford Life was subsequently redomiciled in Connecticut. Hartford Life is a stock life insurance company engaged in the business of writing both individual and group life and health insurance in all 50 states and the District of Columbia. It is an indirect wholly-owned subsidiary of Hartford Fire Insurance Company, the stock of which is traded on the New York Stock Exchange.
                       HARTFORD LIFE SEPARATE ACCOUNT TWO

    Separate Account Two is a separate investment account of Hartford Life established under Connecticut law on June 2, 1986. Hartford Life owns the assets of the Separate Account. These assets are held separate from the Hartford Life's general account and its other separate accounts. That portion of the Separate Account's assets that is equal to the reserves and other Contract liabilities of the Separate Account is not chargeable with liabilities arising out of any other business Hartford Life may conduct.


    The Separate Account is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust and meets the definition of a "separate account" under the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Separate Account or of Hartford Life. The Separate Account is also governed by the laws of Connecticut, Hartford Life's state of domicile, and may also be governed by laws of other states in which Hartford Life does business.


    CHANGES TO THE SEPARATE ACCOUNT. Where permitted by applicable law, Hartford Life may make the following changes to the Separate Account:

1.  Any changes required by the 1940 Act or other applicable law or regulation;

2.  combine separate accounts, including the Separate Account;

3. add new Sub-Accounts to or remove existing Sub-Accounts from the Separate Account or combine Sub-Accounts;

4. make Sub-Accounts (including new Sub-Accounts) available to such classes of Contracts as the Company may determine;

5.  add new Funds or remove existing Funds;

6. substitute new Funds for any existing Fund if shares of the Fund are no longer available for investment or if the Company determines that investment in a Fund is no longer appropriate in light of the purposes of the Separate Account;


7. re-register the Separate Account under the 1940 Act if such registration is no longer required; and


8. operate the Separate Account as a management investment company under the 1940 Act or as any other form permitted by law.

    No such changes will be made without any necessary approval of the SEC and applicable state insurance departments. Contract Owners will be notified of any changes.

                                   THE FUNDS

    Each Sub-Account invests in a corresponding Fund. Each of the Funds is an open-end diversified management investment company managed by Hartford Investment Management Company ("HIMCO"), a registered investment adviser. HIMCO has retained Wellington Management Company to act as investment sub-adviser to the Funds indicated by an asterisk (*). The Funds, as well as a brief description of their investment objectives, are provided below:


 HARTFORD ADVISERS FUND, INC.*

    Seeks to achieve maximum long-term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments.

 HARTFORD BOND FUND, INC.

    Seeks to achieve maximum current income consistent with preservation of capital by investing primarily in fixed-income securities.

 HARTFORD CAPITAL APPRECIATION FUND, INC.*

    Seeks to achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.

 HARTFORD DIVIDEND AND GROWTH FUND, INC.*

    Seeks a high level of current income consistent with growth of capital and reasonable investment risk. The Fund invests primarily in equity securities and securities convertible into equity securities.

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

 HARTFORD INDEX FUND, INC.

    Seeks to provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.(1)

 HARTFORD INTERNATIONAL ADVISERS FUND, INC.*

    Seeks to provide maximum long-term total return consistent with prudent investment risk. The Fund assets will be diversified among at least five countries and will be allocated among equity and debt securities and money market instruments.

 HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.*

    Seeks to achieve long-term total rate of return consistent with prudent investment risk through investment primarily in equity securities issued by non-U.S. companies.

 HARTFORD MORTGAGE SECURITIES FUND, INC.

    Seeks to achieve maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association.
 HARTFORD SMALL COMPANY FUND, INC.*

    Seeks to achieve growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation.

 HARTFORD STOCK FUND, INC.*

    Seeks to achieve long-term capital growth primarily through capital appreciation, with income as a secondary consideration, by investing primarily in equity securities.

 HVA MONEY MARKET FUND, INC.

    Seeks to achieve maximum current income consistent with liquidity and preservation of capital. The Fund invests in short-term money market securities.

    No one can assure that any Fund will achieve its stated objectives and policies. Since each underlying Fund has different investment objectives, each is subject to different risks. MORE DETAILED INFORMATION CONCERNING THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF THE FUNDS, THE EXPENSES OF THE FUNDS, THE RISKS ATTENDANT TO INVESTING IN THE FUNDS AND OTHER ASPECTS OF THEIR OPERATIONS CAN BE FOUND IN THE CURRENT PROSPECTUS FOR EACH FUND WHICH ACCOMPANIES THIS PROSPECTUS AND THE CURRENT STATEMENT OF ADDITIONAL INFORMATION FOR THE FUNDS. THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF THE PREMIUM PAYMENT OR TRANSFERS OF CONTRACT VALUE AMONG THE SUB-ACCOUNTS.

    Hartford Life cannot guarantee that each Fund will always be available under the Contracts, but in the unlikely event that a Fund is not available, Hartford Life will take reasonable steps to secure the availability of a comparable fund. Shares of each Fund are purchased and redeemed at net asset value, without a sales charge.

    Shares of the Funds are sold to separate accounts of Hartford Life and its insurance company affiliates other than the Separate Account to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, Hartford Life will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed funding, as disclosed in each Fund's prospectus.
                          DESCRIPTION OF THE CONTRACTS
                             PURCHASING A CONTRACT

    A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request. The maximum Age for Annuitants on the Contract Issue Date is 90. A single Premium Payment must be delivered to the Home Office along with the Contract Owner's application or an order request. The minimum Premium Payment is $25,000 unless Hartford Life specifically consents to a lower Payment. No additional Premium Payments may be made under the Contracts. Unless Hartford Life gives its prior approval, it will not accept a Premium Payment in excess of $1,000,000. Hartford Life will send Contract Owners a confirmation notice upon receipt and acceptance of the Contract Owner's Premium Payment.

                         RIGHT TO EXAMINE THE CONTRACT

    Contract Owners may cancel the Contract during the Right to Examine Period, which is the 10-day period beginning on the day the Owner receives the Contract. Some states may require a longer Cancellation Period. To cancel the Contract, the Contract Owner must mail or deliver within 10 days, a written request for Cancellation accompanied by the Contract to the Home Office of Hartford Life.



(1) "STANDARD & POOR'S-REGISTERED TRADEMARK-", "S&P-REGISTERED TRADEMARK-", "S&P 500-REGISTERED TRADEMARK-", "STANDARD & POOR'S 500", AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY HARTFORD LIFE INSURANCE COMPANY. THE INDEX FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S ("S&P") AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE INDEX FUND.

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

    Hartford Life will, refund the contract value as of the date of receipt of the request for cancellation. The Contract Owner bear the investment risk during the period prior to the company's receipt of the request for cancellation. Hartford Life will refund the premium paid where required by law.
                  CREDITING AND ALLOCATING THE PREMIUM PAYMENT

    If the application or an order request for a Contract is properly completed and is accompanied by any additional information necessary to process it, the Premium Payment will be allocated, as designated by the Contract Owner, to one or more of the Sub-Accounts within two business days of receipt. If the application, order request, or other required information is incomplete when received, Hartford Life reserves the right to retain the Premium Payment for up to five business days while it attempts to complete the information. If the information cannot be made complete within five business days, the applicant will be informed of the reasons for the delay and the Premium Payment will be returned unless the applicant specifically consents to Hartford Life retaining the Premium Payment until the information is made complete. The Premium Payment will then be allocated within two business days after receipt of the complete information. The investment in the Separate Account is allocated to one or more Sub-Accounts as per The Contract Owner specifications. Each Sub-Account is invested exclusively in the assets of one underlying Fund. The Separate Account has 11 Sub-Accounts, each of which invests in shares of a corresponding Fund. Income, gains and losses, realized or unrealized, from assets allocated to a Sub-Account are credited to or charged against that Sub-Account without regard to other income, gains or losses of Hartford Life. Contract Owners may allocate the Premium Payment among any or all available Sub-Accounts subject to minimum amounts then in effect. All percentage allocations must be in whole numbers.
                   CONTRACT VALUE -- BEFORE INCOME START DATE

    SUB-ACCOUNT VALUE. The Contract Value is the sum of all Sub-Account Values and therefore reflects the investment performance of the Sub-Accounts to which it is allocated. The Sub-Account Value for any Sub-Account as of the Contract Issue Date is equal to the amount of the Premium Payment allocated to that Sub-Account. The Sub-Account value for a contract is determined on any given day by the multiplying the number of accumulation units attributable to the contract in that Sub-Account by the accumulation unit value for that Sub-Account. Therefore, on any valuation day The Contract Owner's Sub-Account value reflects any variation of the interest income, dividends, net capital gains or losses, realized or unrealized, and any amounts transferred into or out of that Sub-Account.

    ACCUMULATION UNITS. The portions of the Premium Payment allocated to a Sub-Account or amounts of Contract Value transferred to a Sub-Account are converted into Accumulation Units. For any Contract, the number of Accumulation Units credited to a Sub-Account is determined by dividing the dollar amount directed to the Sub-Account by the value of the Accumulation Unit for that Sub-Account for the Valuation Day as of which the portion of the Premium Payment or transferred Contract Value is invested in the Sub-Account. Transferred Contract Value is invested in a Sub-Account as of the end of the Valuation Period. Therefore, a Premium Payment or portion thereof allocated to or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract.

    Surrenders, transfers out of a Sub-Account, the death of any Contract Owner or the Annuitant before the Income Start Date, and the application of Contract Value less premium tax to an Annuity Payment Option on the Annuity Calculation Date all result in a decrease in the number of Accumulation Units of one or more Sub-Accounts. Accumulation Units are valued as of the end of the Valuation Period.

    The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $1 when the Sub-Account began operations. Thereafter, the Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the Net Investment Factor (described below).
                           THE NET INVESTMENT FACTOR
                      (Before and After Income Start Date)

    The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the Net Investment Factor reflects the investment performance of the Fund in which that Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. The Net Investment Factor is calculated by dividing (1) by (2) and subtracting (3) from the result, where:

(1) is the result of:

    a. the Net Asset Value Per Share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

    b. the per share amount of any dividend or capital gain distributions made by the Fund held in the Sub-Account

(2) is the Net Asset Value Per Share of the Fund held in the Sub-Account, determined at the beginning of the Valuation Period.

(3) is a daily factor representing the mortality and expense risk charge deducted from the Sub-Account, adjusted for the number of days in the Valuation Period.

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                          SUB-ACCOUNT VALUE TRANSFERS
                       BEFORE AND AFTER INCOME START DATE

    The Contract Owner may transfer the values of the Sub-Accounts allocations from one or more Sub-Accounts to another free of charges. However, Hartford Life reserves the right to limit the number of transfers to twelve (12) per Contract Year, with no two (2) transfers occurring on consecutive Valuation Days. Transfers by telephone may be made by a Contract Owner or by the attorney-in-fact pursuant to a power of attorney by calling (800) 862-6668 or by the agent of record by calling (800) 862-7155. Telephone transfers may not be permitted by some states for their residents who purchase variable annuities.

    The policy of Hartford Life and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, Hartford Life may be liable for any losses due to unauthorized or fraudulent instructions. The procedures Hartford Life follows for transactions initiated by telephone include requirements that the callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded.

    Transfers between Sub-Accounts may be made both before and after Annuity Payments commence provided that the minimum allocation to any Sub-Account may not be less than the minimum then in effect. All percentage (%) allocations must be in whole numbers (1%).

    It is the responsibility of the Contract Owner to verify the accuracy of all confirmations of transfers and to promptly advise Hartford Life of any inaccuracies within one business day of receipt of the confirmation. Hartford Life will send the Contract Owner a confirmation of the transfer within five (5) days from the date of any instructions.

    Subject to exceptions set forth in the following paragraph, the right to reallocate Contract Values is subject to modification if Hartford Life determines, in its sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not limited to, the requirements of a minimum time period between each transfer, not accepting transfer requests of an agent acting under power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by a Contract Owner at any one time. Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Hartford Life to be to the disadvantage of other Contract Owners. some states may have certain limitations.

    Currently, and with respect to Contracts issued in all states, the only restriction in effect is that Hartford Life will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with Hartford Life.
                                   SURRENDERS

ON OR BEFORE THE ANNUITY CALCULATION DATE

    A Contract Owner may surrender the Contract for its Surrender Value at any time on or before the Income Start Date. A Contract's Surrender Value fluctuates daily as a function of the investment performance of the Sub-Accounts in which a Contract Owner is invested. Hartford Life does not guarantee any minimum Surrender Value. The Surrender Value will be determined as of the date Hartford Life receives the Written Notice for surrender at the Home Office.

AFTER ANNUITY CALCULATION DATE

    A Contract Owner may surrender the Contract on or after the Income Start Date only if the Annuity Payment Option GUARANTEED PAYMENTS FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option is in effect. Upon such a surrender Hartford Life pays the Contract Owner the Commuted Value less any applicable Contingent Deferred Sales Charges. The surrender charge is computed as of the date Hartford Life receives the Written Notice for surrender at the Home Office.


    CONTRACT OWNERS SHOULD CONSULT THEIR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF A SURRENDER. A Surrender made before age 59 1/2 may result in the imposition of a penalty tax of 10% of the taxable portion of the Surrender Value. See "FEDERAL TAX CONSIDERATIONS" for more details.


                         DEATH BEFORE INCOME START DATE

    If the Contract Owner or the Annuitant dies before the Income Start Date, Hartford Life will pay the death benefit.



    The Death Benefit is an amount equal to the Contract Value. The Contract Value may be taken in one sum or under any of the settlement options then being offered by Hartford Life.



    IF THE CONTRACT OWNER DIES before the Income Start Date, any surviving joint contract owner becomes the Beneficiary. If there is no surviving joint contract owner, the designated Beneficiary will be the Beneficiary. If the Contract Owner's spouse is the sole Beneficiary and the Annuitant is living, the spouse may elect, in lieu of receiving the Contract Value, to be treated as the Contract Owner. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the Contract Owner, the Contract Owner's estate will be the Beneficiary.

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------


    IF THE ANNUITANT DIES prior to the Income Start Date and the Contract Owner is living, the Contract Owner shall be the Beneficiary. In that case, the rights of any designated Beneficiary shall be voided.


                    DEATH ON OR AFTER THE INCOME START DATE

    If the Annuitant dies on or after the Income Start Date, Hartford Life will pay the death benefit under the Annuity Payment Option in effect as of the Annuitant's death. Under some Annuity Payment Options, there is no death benefit.


    The Death Benefit on or after the Income Start Date, under the PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS OPTION, is the greatest of:


a)  the Commuted Value



b) 100% of the premium payment reduced by the aggregate dollar amount of all annuity payments made since the Income Start Date.



c) the Maximum Anniversary Value. The greatest anniversary value under the Contract while the Annuitant is alive prior to his or her 81st birthday reduced by the dollar amount of annuity payments made since that anniversary.



    IF THE ANNUITANT DIES on or after the Income Start Date, the Beneficiary will have the option of having payments continue to the Beneficiary for the remainder of the period or taking the Death Benefit in one sum.



    IF A CONTRACT OWNER DIES on or after the Income Start Date, any surviving joint Contract Owner becomes the sole Contract Owner. If there is no surviving Contract Owner, the Payee becomes the new Contract Owner. If any Contract Owner dies, the remaining annuity payments will be distributed at least as rapidly as under the method of distribution being used as of the date of such death.


                       DETERMINATION OF THE DEATH BENEFIT

    The Death Benefit will be calculated as of the date Hartford Life receives written notification of Due Proof of Death. Any annuity payments made on or after the date of death, but before receipt of written notification of Due Proof of Death will be recovered by Hartford Life from the Payee.


    PRIOR TO THE INCOME START DATE, in the absence of complete instructions to either pay the Death Benefit in one sum or under one of the settlement options being offered, the Contract Value will be moved to the Money Market Fund.



    ON OR AFTER THE INCOME START DATE, in the absence of complete instructions to either pay the Death Benefit in one sum or continue payments, the present value of the guaranteed remaining payments will be moved to the Money Market Fund.



    Upon receipt of complete instructions, Hartford Life will proceed as follows: If the instructions are to resume payments, Hartford Life will make any payments that went unpaid since the date Hartford Life received notification of Due Proof of Death. Hartford Life will then reallocate the remaining balance in the Money Market Fund according to the instructions and resume payments. If the instructions are to pay the Death Benefit in one sum, Hartford Life will pay the Death Benefit.


                           DISTRIBUTION REQUIREMENTS:
                         PRIOR TO THE INCOME START DATE

    The Contract Value will be distributed based on the Contract Owner's or Annuitant's date of death and the Beneficiary's election:



1)  in a single lump within 5 years



1)  under an Annuity Option provided that:



    a)  Annuity Payments begin within one year of the date of death, and



    b) Annuity Payments are made in substantially equal installments over the life of the Beneficiary, or



    c) Annuity Payments are made in substantially equal installments over a period not greater than the life expectancy of the Beneficiary.



3) if the sole Beneficiary is the spouse of the deceased Contract Owner, he or she may by Written Notice within one year of the Contract Owner's death, elect to continue the Contract as the new Owner. If the spouse so elects, all of his or her rights as Beneficiary cease and if the deceased Contract Owner was also the sole Annuitant and appointed no Contingent Annuitant, he or she will become the Annuitant.



4) if the Contract Owner is not an individual, then the "primary annuitant" shall be treated as the Contract Owner under 1) and 2) above. For this purpose, the "primary annuitant" means the individual, the events in the life of whom are primary importance in affecting the timing or amount of the payout under this contract.

                          PAYMENTS UNDER THE CONTRACT

    Hartford Life generally makes payments of surrenders, Death Benefits, or any Annuity Payments within seven days of receipt of all applicable Written Notices and/or Due Proofs of Death. However, Hartford Life may postpone such payments for any of the following reasons:

1. when the New York Stock Exchange ("NYSE") is closed for trading other than customary holiday or weekend

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

    closing, or trading on the NYSE is restricted, as determined by the SEC; or

2. when the SEC by order permits a postponement for the protection of Contract Owners; or

3. when the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

    If a recent check or draft has been submitted, Hartford Life has the right to defer payment of surrenders, payments upon the death of the Contract Owner or Annuitant before the Income Start Date, Death Benefits, or Annuity Payments until the check or draft has been honored.

                              SELECTING AN ANNUITY
                                 PAYMENT OPTION

    The Annuity Payment Option specifies the type of annuity to be paid and determines how long the annuity will be paid, the frequency of payment, and the amount of each Payment. The Contract Owner must select the Annuity Option when applying for the Contract. This election is irrevocable once the Contract is issued. The Contract Owner must select the Sub-Accounts to which Contract Value less applicable premium tax will be applied. Unless otherwise directed, Sub-Account values, as they exist on the Annuity Calculation Date, are used to calculate the first annuity payment.

                            ANNUITY PAYMENT OPTIONS

    LIFE ANNUITY. Hartford Life makes Annuity Payments to the Payee for as long as the Annuitant lives. UNDER THIS OPTION, A PAYEE WOULD RECEIVE ONLY ONE PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST PAYMENT, TWO PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND PAYMENT, ETC.

    LIFE ANNUITY WITH CASH REFUND. Hartford Life makes Annuity payments to the payee as long as the Annuitant lives. If the Annuitant dies and the sum of all Annuity Payments made are less than the Contract Value less premium tax used to purchase Annuity Units on the Annuity Calculation Date, the Beneficiary is entitled to a Death Benefit. The Death Benefit equals the Contract Value less premium tax used to purchase Annuity Units on the Annuity Calculation Date minus the sum of all Annuity Payments made.


    LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF
YEARS. Hartford Life makes Annuity Payments to the Payee for as long as the Annuitant lives. At the time this Option is selected, the Contract Owner must select a specific number of years (a minimum of 5 years and maximum of 100 minus the annuitants age). If the Annuitant dies before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the present value of the remaining payments in 1 sum. Some restrictions apply to Qualified Contracts with regards to the Specified number of years for which payments are guaranteed.


    JOINT AND LAST SURVIVOR LIFE ANNUITY. Hartford Life makes Annuity Payments to the Payee while both Annuitants are living. After the death of either Annuitant, Payments continue to the Payee for as long as the other Annuitant lives. UNDER THIS OPTION, A PAYEE WOULD RECEIVE ONLY ONE PAYMENT IF BOTH ANNUITANTS DIE AFTER THE FIRST PAYMENT, ETC. At the time of purchase the Contract Owner must elect to have Payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid.


    JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS. Hartford Life makes Annuity Payments to the Payee while both Annuitants are living. After the death of either Annuitant, Payments continue to the Payee for as long as the other Annuitant lives. At the time of purchase, the Contract Owner must elect to have Payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid. At the time this Option is selected, the Contract Owner must select a specific number of years (a minimum of 5 years and maximum of 100 minus the younger annuitants age). If the Annuitants die before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the present value of the remaining payments in 1 sum. Some restrictions apply to Qualified Contracts with regards to the Specified number of years for which payments are guaranteed.



    PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS. Hartford Life makes Annuity Payments to the Payee for the number of years (a minimum of 5 years and maximum of 100 minus the annuitants age) selected by the Contract Owner. If the Annuitant dies before the specified number of years has passed, Payments to the Beneficiary will continue until the specified number of years has elapsed. After the death of the Annuitant, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the present value of the remaining payments in 1 sum. Some restrictions apply to Qualified Contracts with regards to the Specified number of years for which payments are guaranteed.


    Prior to the death of the Annuitant, the Contract Owner may elect to receive the Commuted Value. If the Contract Owner makes this election, Hartford Life will deduct the Contingent Deferred Sales Charge from the Commuted Value before paying it to the Contract Owner.

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------


                            ANNUITY CALCULATION DATE
                             AND INCOME START DATE

    The Owner selects the Income Start Date in the application or order request. The Annuity Calculation Date will be no more than 5 Valuation Days before the Income Start Date. The Contract Value less any applicable premium tax is applied to purchase Annuity Units of the Sub-Accounts selected by the Contract Owner as of the Annuity Calculation Date. The first Annuity Payment is computed using the value of such Annuity Units as of the Annuity Calculation Date.

                              INCOME PAYMENT DATES

    All Annuity Payments after the first Annuity Payment are computed and payable as of the Income Payment Dates. These dates are the same day of the month as the Income Start Date based on the Annuity Payment Frequency selected
by the Contract Owner and shown on the specification page   of the Contract.
Available Annuity Payment Frequency includes monthly, quarterly, semi-annual and annual. The Annuity Payment Frequency may not be changed once selected by the Contract Owner.

    In the event that the Contract Owner does not select a Payment frequency, Annuity Payments will be made monthly.

                           VARIABLE ANNUITY PAYMENTS

    THE FIRST VARIABLE ANNUITY PAYMENT. Variable Annuity Payments are periodic payments from the Company to the designated Payee, the amount of which varies from one Income Payment Date to the next as a function of the net investment performance of the Sub-Accounts selected by the Contract Owner to support such payments. The dollar amount of the first Variable Annuity Payment depends on the Annuity Payment Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Contract Value applied to purchase the Annuity Payments, and the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table using projection scale G projected to the year 2000 and an Assumed Investment Return of not less than 3.0%.


    The dollar amount of the first Variable Annuity Payment attributable to each Sub-Account is determined by dividing the dollar amount of the Contract Value less applicable premium tax applied to that Sub-Account on the Annuity Calculation Date by $1,000 and multiplying the result by the annuity Payment Factor in the Contract for the selected Annuity Payment Option. The dollar value of the first Variable Annuity Payment is the sum of the first Variable Annuity Payments attributable to each Sub-Account.

    ANNUITY UNITS. The number of Annuity Units attributable to a Sub-Account is derived by dividing the first Variable Annuity Payment attributable to that Sub-Account by the Annuity Unit Value for that Sub-Account for the Valuation Period ending on the Annuity Calculation Date or during which the Annuity Calculation Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Sub-Account under a Contract remains fixed unless there is a transfer of Annuity Units between Sub-Accounts.

    SUBSEQUENT VARIABLE ANNUITY PAYMENTS. The dollar amount of each subsequent Variable Annuity Payment attributable to each Sub-Account is determined by multiplying the number of Annuity Units of that Sub-Account credited under the Contract by the Annuity Unit Value (described below) for that Sub-Account for the Valuation Period ending on the Income Payment Date, or during which the Annuity Payment Date falls if the Valuation Period does not end on such date. The dollar value of each subsequent Variable Annuity Payment is the sum of the subsequent Variable Annuity Payments attributable to each Sub-Account. Notwithstanding the foregoing, when an Income Payment Date would fall on a day that is not a Valuation Day, the Income Payment is computed as of the Valuation Day immediately preceding what would have been the Income Payment Date.

    The Annuity Unit Value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

      (a)is the Net Investment Factor for the Valuation
Period for which the Annuity Unit Value is being calculated;

      (b)is the Annuity Unit Value for the preceding
Valuation Period; and

      (c)is a daily Assumed Investment Return factor (for the 3%, 5% or 6% Assumed Investment Return) adjusted for the number of days in the Valuation Period.

    The Annuity Unit Factor is equal to one plus the applicable Assumed Investment Return percentage. Therefore, for 3%, it is 1.03, for 5% it is 1.05 and for 6% it is 1.06. The annual factors can be translated into daily factor of 1.00008098, 1.00013368, and 1.00015965, respectively.

    Dividing what would otherwise be the Annuity Unit value by the Assumed Investment Return factor is necessary in order to adjust the change in the Annuity Unit value (resulting from the Net Investment Factor) so that the Annuity Unit value only changes to the extent that the Net Investment Factor represents a rate of return greater than or less than the Assumed Investment Return selected by the Contract Owner. Without this adjustment, the Net Investment Factor would decrease the Annuity Unit value to the extent that such value represented an annualized rate of return of less than 0.0% and increase the Annuity Unit value to the extent that such value represented an annualized rate of return of greater than 0.0%.

    THE ASSUMED INVESTMENT RETURN. The Annuity Unit value will increase or decrease from one Income Payment

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Date to the next in direct proportion to the net investment return of the Sub-Account or Sub-Accounts supporting the Variable Annuity Payments, less an adjustment to neutralize the selected Assumed Investment Return. The Contract permits Contract Owners to select one of three Assumed Investment Returns: 3%, 5% or 6%. The following examples may help clarify the impact of selecting one Assumed Investment Return over another:
1. If a Contract Owner selects a 3% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 3% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a Payment period, the Payment for that period will be greater than the Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Payment for that period will be less than the Payment for the prior period.

2. If a Contract Owner selects a 5% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 5% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a Payment period, the Payment for that period will be greater than the Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Payment for that period will be less than the Payment for the prior period.

3. If a Contract Owner selects a 6% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 6% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 6% for a Payment period, the Payment for that period will be greater than the Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 6%, the Payment for that period will be less than the Payment for the prior period.


    EXCHANGE ("TRANSFER") OF ANNUITY UNITS. After the Annuity Calculation Date, the Owner may exchange (i.e., "transfer") the dollar value of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the transfer, the dollar amount of a Variable Annuity Payment generated from the Annuity Units of either Sub-Account would be the same. Transfers are executed as of the day Hartford Life receives written notice requesting transfer. For guidelines refer
to "Sub-Account Value Transfers" on page   .


                           CONTRACT FEES AND CHARGES
                        CONTINGENT DEFERRED SALES CHARGE

    No sales charge is deducted from the Premium Payment at the time that the Payment is made. However, a Contingent Deferred Sales Charge is deducted upon surrender of the Contract and when a Contract Owner elects to receive the Commuted Value under the Annuity Payment Option PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS.


    In the event that surrender charges from the Contracts are not sufficient to cover the expenses of selling the Contracts, Hartford Life will bear such expenses. Conversely, if the revenue from such charges exceeds such expenses, the excess of revenues from such charges over expenses will be retained by Hartford Life. Hartford Life does not expect that the surrender charges deducted will cover the costs of distributing the Contracts. Any shortfall will be made up from Hartford Life's general assets, which may include amounts derived from the mortality and expense risk charge.

    The surrender charge is equal to a percentage of the Commuted Value (not to exceed Premium Payment) and is deducted from those values prior to their being paid.

                                      SURRENDER CHARGE AS A
                                           PERCENTAGE
         CONTRACT YEAR                  OF COMMUTED VALUE
-------------------------------  -------------------------------
               1                               6%
               2                               6%
               3                               5%
               4                               5%
               5                               4%
               6                               3%
               7                               2%
           8 OR MORE                           0%

                               PREMIUM TAX CHARGE

    Certain states and municipalities impose a tax on Hartford Life in connection with the receipt of annuity premiums or contract value. This tax can range from 0% to 4% of either the premium or the contract value and is generally based on the Owner's state of residence. Taxes are generally incurred by Hartford Life as of the Annuity Calculation Date. Hartford Life deducts the charge for taxes from the Contract Value on the Annuity Calculation Date. Some jurisdictions impose a tax on annuity premiums at the time

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

the premium is received. In those jurisdictions, Hartford Life's current practice is to pay the tax on annuity premium and then deduct the charge for these taxes from the Contract Value on a surrender prior to Annuity Calculation Date, or on the Annuity Commencement Date.
                       MORTALITY AND EXPENSE RISK CHARGE

    Hartford Life deducts a daily charge from the assets of the Separate Account to compensate Hartford Life for mortality and expense risks that Hartford Life assumes under the Contracts. The daily charge is at the rate of 0.003446% (approximately equivalent to an effective annual rate of 1.25%) of the net assets of the Separate Account. Approximately .90% of this annual charge is for the assumption of mortality risk and .35% is for the assumption of expense risk. If the mortality and expense risk charge is insufficient to cover the actual cost of the mortality and expense risks undertaken by Hartford Life, Hartford Life will bear the shortfall. Conversely, if the charge proves more than sufficient, the excess will be retained by Hartford Life and will be available for any proper purpose including, among other things, payment of expenses incurred in selling the Contracts.


    The mortality risk that Hartford Life assumes (for life contingency based annuity payment options) is the risk that Annuitants, as a group, will live for a longer period of time than Hartford Life estimated when it established the annuity purchase rates in the Contract. Because of these guarantees, each Contract Owner is assured that the Annuitant's longevity will not have an adverse effect on the Annuity Payments that the Payee receives under Annuity Payment Options based on life contingencies. Hartford Life also assumes a mortality risk because the Contracts guarantee a "death benefit" if the Owner or Annuitant dies before the Income Start Date.

                                 FUND EXPENSES

    The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percent of a Fund's average daily net assets at an annual rate. Please read the prospectus for each Fund for complete details.
                        ADDITIONAL CONTRACT INFORMATION
                               CONTRACT OWNERSHIP

    The Contract belongs to the Contract Owner. A Contract Owner may exercise all of the rights and options described in the Contract. Only the Annuitant may be the Owner of an IRA Contract.

    The Contract Owner's rights include the right to: (1) select or change the Contract Owner, (2) select or change any Beneficiary or contingent Beneficiary,
(3) select or change the Payee while the Annuitant is still alive, (4) allocate the Premium Payment among and between the Sub-Accounts, (5) transfer Contract Value among and between the Sub-Accounts, and (6) exchange or transfer Annuity Units between Sub-Accounts on which Variable Annuity Payments are based.

    The rights of Owners of Qualified Contracts may be restricted by the terms of a related employee benefit plan. For example, such plans may require an Owner of a Qualified Contract to obtain the consent of his or her spouse before exercising certain ownership rights or may restrict withdrawals. See "FEDERAL TAX CONSIDERATIONS" for more details.

    Selection of an Annuitant or Payee who is not the Contract Owner may have adverse tax consequences. See "FEDERAL TAX CONSIDERATIONS" for more details.

                   CHANGING THE CONTRACT OWNER OR BENEFICIARY

    At any time after the Cancellation Period, an Owner may transfer ownership of the Contract subject to Hartford Life's published rules at the time of the change.


    At any time prior to the death of the Annuitant, the Contract Owner may name a new Beneficiary by Written Notice unless an irrevocable Beneficiary has previously been named. When an irrevocable Beneficiary has been designated, the Contract Owner must provide the irrevocable Beneficiary's written consent to Hartford Life before a new Beneficiary is designated.

    These changes take effect as of the day the Written Notice was signed and dated. Hartford Life is not liable for any payments made under the Contract prior to the effectiveness of any change. For possible tax consequences of these changes, see "FEDERAL TAX CONSIDERATIONS."
                           MISSTATEMENT OF AGE OR SEX

    If an age or sex of the Annuitant given to Hartford Life (in the application or otherwise) is misstated, Hartford Life will adjust the benefits it pays under the Contract to the amount that would have been payable at the correct age or sex. If Hartford Life made any underpayments because of any such misstatement, it shall pay the amount of such underpayment to the Payee or Beneficiary in one sum. If Hartford Life makes any overpayments because of a misstatement of age or sex, it shall deduct from current or future payments due under the Contract, the amount of such overpayment.

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                            CHANGE OF CONTRACT TERMS

    Upon notice to the Contract Owner, Hartford Life may modify the Contract to:

1. conform the Contract or the operations of Hartford Life or of the Separate Account to the requirements of any law to which the Contract, Hartford Life or the Separate Account is subject;

2. assure continued qualification of the Contract as an annuity contract or a Qualified Contract under the Code;

3. reflect a change (as permitted in the Contract) in the operation of the Separate Account;

    In the event of any such modification, Hartford Life will make appropriate endorsements to the Contract.

    No modification of this contract shall be made except over the signature of the President, a Vice President, an Assistant Vice President or a Secretary of Hartford Life. Any modification or waiver must be in writing. No agent may bind Hartford Life by making any promise not contained in the Contract.
                           REPORTS TO CONTRACT OWNERS

    Hartford Life sends each Contract Owner a report at least annually, or more often as required by law, indicating: the number of Accumulation or Annuity Units and the dollar value of such units; the Contract Value prior to the Annuity Calculation Date; the Premium Payment; or surrenders made before the Annuity Calculation Date; Annuity Payments on or after the Income Start Date; and any other information required by law.

    The reports, which are mailed to Contract Owners at their last known address, include any information that may be required by the SEC or the insurance supervisory official of the jurisdiction in which the Contract is issued.

    Hartford Life also sends any other reports, notices or documents required by law to be furnished to Owners.
                                 MISCELLANEOUS

    NON-PARTICIPATING. The Contract does not participate in the surplus or profits of Hartford Life and Hartford Life does not pay dividends on the Contract.

    PROOF OF AGE AND SURVIVAL. Hartford Life reserves the right to require proof of the Annuitant's age and gender prior to the Annuity Calculation Date. In addition, Hartford Life reserves the right to require proof that the Annuitant is living before any Income Payment Date.

    CONTRACT APPLICATION OR ORDER REQUEST. Hartford Life issues the Contract in consideration of the Contract Owner's application or order request and payment of the Premium. The entire Contract is made up of the Contract and any attached endorsements or riders. In the absence of fraud, Hartford Life considers statements made in the application or order request to be representations and not warranties. Hartford Life will not use any statement in defense of a claim or to void the Contract unless it is contained in the application or order request. Hartford Life will not contest the Contract.
                               VOTING PRIVILEGES

    In accordance with current interpretations of applicable law, Hartford Life votes Fund shares held in the Separate Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts.

    The number of votes that a Contract Owner has the right to instruct are calculated separately for each Sub-Account, and may include fractional votes. Prior to the Annuity Calculation Date, the Contract Owner holds a voting interest in each Sub-Account to which Variable Contract Value is allocated. After the Annuity Calculation Date, the Contract Owner has a voting interest in each Sub-Account from which Variable Annuity Payments are made.

    For each Contract Owner prior to the Annuity Calculation Date, the number of votes attributable to a Sub-Account will be determined by dividing the Contract Owner's Sub-Account Value by the Net Asset Value Per Share of the Fund in which that Sub-Account invests. For each Contract Owner after the Annuity Calculation Date, the number of votes attributable to a Sub-Account is determined by dividing the liability for future Variable Annuity Payments to be paid from that Sub-Account by the Net Asset Value Per Share of the Fund in which that Sub-Account invests. This liability for future payments is calculated on the basis of the mortality assumptions, the selected Assumed Investment Return and the Annuity Unit Value of that Sub-Account. As Variable Annuity Payments are made to the Payee, the liability for future payments decreases as does the number of votes.

    The number of votes available to a Contract Owner are determined as of the date coinciding with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions are solicited by written communication prior to such meeting in accordance with procedures established for the Fund. Each Contract Owner or Payee having a voting interest in a Sub-Account will receive proxy materials and reports relating to any meeting of shareholders of the funds in which that Sub-Account invests.

    Fund shares as to which no timely instructions are received and shares held by Hartford Life in a Sub-Account as to which no Owner or Payee has a beneficial interest are voted in proportion to the voting instructions that are received with respect to all Contracts participating in that

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Sub-Account. Voting instructions to abstain on any item to be voted upon are applied to reduce the total number of votes eligible to be cast on a matter.
                           FEDERAL TAX CONSIDERATIONS
                                    GENERAL

    TAX LAW IS COMPLEX AND TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER AND, IF APPLICABLE, THE TYPE OF RETIREMENT PROGRAM FOR WHICH THE CONTRACT IS PURCHASED. THEREFORE, A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT MAY NEED LEGAL AND TAX ADVICE.

    This prospectus does not provide a detailed description of the federal income tax consequences of purchasing a Contract. Special tax rules may apply to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a prospective purchaser should always consult a qualified tax adviser. This discussion is based on Hartford Life's understanding of current federal income tax laws as they are currently interpreted.
                           TAXATION OF HARTFORD LIFE
                            AND THE SEPARATE ACCOUNT

    The Separate Account is taxed as part of Hartford Life which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account is not separately taxed as a "regulated investment company" under subchapter M. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

    No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.
                           TAXATION OF PURCHASERS OF
                            NON-QUALIFIED CONTRACTS

    CORPORATIONS, TRUSTS AND OTHER NON-NATURAL PERSONS. Section 72 of the Code governs the taxation of annuity contracts and contains provisions relating to non-natural Contract Owners. Non-natural persons include, among others, corporations, trusts, and partnerships. In general, unless the non-natural person holds a Contract as agent for a natural person, the annual net increase in the value of the Contract is includable in the non-natural person's gross income for the tax period in which the net increase occurs. There is, however, an exception to this general rule for certain annuity contracts held by structured settlement companies, certain annuity contracts held by an employer with respect to a terminated qualified retirement plan and certain immediate annuity contracts. For this purpose, an immediate annuity means an annuity that is purchased with a single Premium Payment, that has an annuity start date commencing no later than one year from the date of purchase, and that provides for a series of substantially equal periodic payments to be made not less frequently than annually during the annuity period. A non-natural person which is a tax-exempt entity for federal income tax purposes is not subject to income tax as a result of Section 72 of the Code.

    NATURAL PERSONS. Section 72 generally provides that a Contract Owner is not taxed on increases in the value of the Contract until an amount distributed from the Contract is received (or deemed received) by the Owner, either in the form of Annuity Payments, as contemplated by the Contract, or in some other form (I.E., surrender or Death Benefit). However, this tax deferral generally applies only if: (1) the investments in the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, (2) Hartford Life, rather than the Contract Owner, is considered the owner of such assets for federal income tax purposes, and (3) certain distribution requirements are met in the event that the Contract Owner dies. These requirements are discussed further under the caption "Tax Status of the Contract" below.

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

    DISTRIBUTIONS PRIOR TO THE INCOME START DATE. The Contract does not permit partial withdrawals or partial surrenders or loans. If, however, a Contract is surrendered prior to the Income Start Date, amounts received by the Contract Owner are includable in his or her income to the extent that such amounts exceed the "investment in the contract." For this purpose, the investment in the contract at any time equals the Premium Payment (to the extent that such Payment was neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts), less any amounts previously received from the Contract which were not includable in income. Also, the Surrender Value may be subject to a penalty tax, described below. In general, an assignment of the Contract (or other change of Ownership) without full and adequate consideration will be treated as a distribution from the Contract and taxed in the same manner as a surrender (except where the Contract is transferred between spouses or incident to a divorce).

    The Contract provides that upon the death of Contract Owner, Annuitant or Joint Annuitant, the Beneficiary will receive the Contract Value. This distribution is includable in the Beneficiary's income as follows: (1) if distributed in a lump sum, it is taxed in the same manner as a surrender, (2) if it is distributed in the form of Annuity Payments, it is taxed in the same manner as Annuity Payments (see below).

    DISTRIBUTIONS AFTER THE INCOME START DATE. The portion of each Annuity Payment taxable as ordinary income is equal to the excess of the Payment over the "exclusion amount." The "exclusion amount" is the investment in the contract (described above), adjusted for any guaranteed period, divided by the number of Annuity Payments expected to be made (determined by Treasury Department regulations that take into account the Annuitant's life expectancy and the Annuity Payment Option elected). After the dollar amount of the investment in the contract, adjusted for any guaranteed period, is deemed to be recovered, the entire amount of each Annuity Payment is fully includable in income. Nonetheless, should the Annuity Payments cease before the adjusted investment in the contract is fully recovered, a deduction is allowed for the unrecovered amount of the adjusted investment in the contract. Where a guaranteed period of Annuity Payments is selected and the Annuitant does not live to the end of that period, the Annuity Payments for the remainder of the period are includable in income as follows: (1) if distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time, or (2) if received as Annuity Payments, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered. All Annuity Payments thereafter are fully includable in income.

    PENALTY TAX ON CERTAIN DISTRIBUTIONS. Distributions received (or deemed received) from a Contract (before or after the Income Start Date) may be subject to a penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

1.  made on or after a taxpayer reaches age 59 1/2.

2.  made on or after the death of the Contract Owner.

3.  attributable to a taxpayer's becoming disabled.

4. that are part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or the life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated Beneficiary.

5. made under certain annuities issued in connection with structured settlement agreements; and

6. made under an annuity contract that is purchased with a single Premium Payment when the annuity date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period.

    AGGREGATION OF TWO OR MORE CONTRACTS. All non-qualified deferred annuity contracts that are issued by Hartford Life (or its affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includable in gross income under section 72(e) of the Code. The effects of this rule are not yet clear; however, it could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) of the Code through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury Department may conclude that it would be appropriate to aggregate two or more deferred or immediate annuity contracts purchased by the same owner. Accordingly, a Contract Owner should consult a competent tax adviser before purchasing more than one annuity contract in a calendar year.

    POSSIBLE CHANGES IN TAXATION. In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuity contracts. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity contract. Although as of the date of this prospectus Congress is not considering any legislation regarding taxation of annuity contracts, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

    CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS. Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another.

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

If the surrendered contract was issued prior to August 14, 1982, the tax rules formerly provided that the surrender was taxable only to the extent the amount received exceeds the owner's investment in the contract will and continue to apply to amounts allocable to investments in that contract prior to August 14, 1982. In contrast, contracts issued after January 19, 1985 in a Code section 1035 exchange are treated as new contracts for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to section 1035 transactions. Prospective Contract Owners wishing to take advantage of section 1035 should consult their tax adviser.

    TAX STATUS OF THE CONTRACTS. The foregoing discussion assumes that the Contracts qualify as "annuity contracts" for federal income tax purposes under the Code.

    DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury Department regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Separate Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Sub-Accounts may be invested. Although the Company does not have direct control over the Funds in which the Separate Account invests, Hartford Life believes that each Fund will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

    The Treasury Department has issued diversification regulations which generally require, in effect, among other things, that no more than 55% of the value of the total assets of each Fund is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (I.E., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

    The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner of a Contract has the choice of several Sub-Accounts in which to allocate the Premium Payment and Contract Value, and may be able to transfer Contract Value among Sub-Accounts more frequently than in such rulings. In addition, the Contract provides for more Sub-Accounts than did the variable contracts that were the subject of the such rulings. These differences could result in an Owner being treated as the owner of the assets of the Separate Account. In addition, Hartford Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Hartford Life therefore reserves the right to modify the Contract as necessary to attempt to prevent the Owner from being considered the owner of the Separate Account's assets.


    REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Owner dies on or after the Income Start Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Income Start Date, the entire interest in the Contract will be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of the Owner's interest that is payable to or for the benefit of a "designated beneficiary," and that is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that Contract Owner's death. The Contract Owner's "designated beneficiary" is the person designated by such Owner as a beneficiary and must be a natural person. However, if the Contract Owner's sole designated beneficiary is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Contract Owner. The requirements further provide that if the Contract Owner is not an individual, the primary Annuitant shall be treated as the Contract Owner for purposes of

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

making distributions that are required to be made upon the death of the Contract Owner. If there is a change in the primary Annuitant, such change shall be treated as the death of the Contract Owner. The contract does not permit a change of the Annuitants, however.

    Non-Qualified Contracts contain provisions that are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. Hartford Life will review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.
                 TAXATION OF PURCHASERS OF QUALIFIED CONTRACTS

    The Contracts are designed for use as Individual Retirement Annuities ("IRAs") or in connection with Deferred Compensation Plans established and maintained by state or local governments or tax-exempt organizations. Important differences exist between the tax rules which are applicable to IRAs and Deferred Compensation Plans. These rules are complex and may vary depending on individual circumstances. Adverse tax consequences may result from distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to applicable commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts as IRAs or when owned by eligible employers in connection with Deferred Compensation Plans. Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under a Deferred Compensation Plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contract, but that Hartford Life is not bound by the terms and conditions of such plans to the extent such terms conflict with the Contract, unless Hartford Life specifically consents to be bound. A brief description of some of the federal income tax rules which apply to IRAs and Deferred Compensation Plans is set forth below. Hartford Life may amend the Contract as necessary to conform it to the requirements of applicable law.

    INDIVIDUAL RETIREMENT ANNUITIES. The Contract is designed for use as an individual retirement annuity ("IRA") purchased through a tax-deferred rollover contribution from another IRA, a retirement plan qualified under section 401 or 403(a) of the Code or tax sheltered annuity contract under section 403(b) of the Code. Amounts held under a Deferred Compensation Plan under section 457 of the Code CANNOT be rolled over or transferred to an IRA.

    DISTRIBUTIONS FROM AN IRA. In general, payments from an IRA which are not rolled over must be included in gross income as ordinary taxable income in the year in which they are received. Required minimum distributions must begin by April 1 of the calendar year following the calendar year in which the IRA owner attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the IRA owner.

    TEN PERCENT PENALTY TAX ON EARLY DISTRIBUTIONS. Distributions received (or deemed received) from an IRA may be subject to a penalty tax equal to ten percent (10%) of the amount treated as taxable income. In general, however, there is no such penalty tax on distributions:

1.  made on or after the date on which the taxpayer reaches age 59 1/2,

2. made to a beneficiary (or to the estate of the taxpayer) on or after the death of the taxpayer,

3.  attributable to the taxpayer's becoming disabled, or

4. which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary.

    In addition, effective for distributions from an IRA made after December 31, 1996, there is no such penalty tax on distributions:

5. made to the taxpayer to the extent such distributions do not exceed the amount allowable as a deduction for federal income tax purposes allowed to the taxpayer for amounts paid during the taxable year for medical care, or

6. if certain conditions are met, made to an unemployed taxpayer after separation from employment, for health insurance premiums.

    CODE SECTION 457 DEFERRED COMPENSATION PLANS. The Contract may be purchased by a state or local government or tax-exempt organization that is an employer sponsoring a Deferred Compensation Plan under section 457 of the Code in order to effect distribution of plan benefits to participants under the plan. In general, distributions from a Deferred Compensation Plan are prohibited unless made after the participant attains the age specified in the plan, separates from service, dies, or suffers an unforeseeable financial emergency. Distributions under plans that meet the requirements of section 457 of the Code are taxable as ordinary income in the year paid or made available to the participant or beneficiary.

    Generally, required minimum distributions must begin by April 1 of the calendar year following the calendar year in which the participating employee attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the participating employee.

    Amounts held under a Deferred Compensation Plan under section 457 of the Code CANNOT be rolled over or transferred to an IRA.

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                         FEDERAL INCOME TAX WITHHOLDING

    The portion of a distribution from a Contract that is taxable income to the recipient is generally subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Section 3405 of the Code governs withholding and is summarized below:

    NON-PERIODIC DISTRIBUTIONS. The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford Life, Hartford Life will automatically withhold 10% of the taxable distribution.
    PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR). The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.

    DEFERRED COMPENSATION PLANS. Distributions from a non-qualified deferred compensation plan meeting the requirements of Section 457 of the Code are generally subject to regular wage withholding rules. Certain states also require withholding of state income tax whenever federal income tax is withheld.
                      CONTRACT OWNERS THAT ARE NONRESIDENT
                         ALIENS OR FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to Contract Owners that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to Hartford Life. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to the purchase of a Contract.
                             OTHER TAX CONSEQUENCES

    As noted above, the foregoing comments about the federal tax consequences under these Contracts are not exhaustive, and special rules may apply to other tax situations not discussed in the prospectus. Further, the federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Contract Owner or recipient of the distribution. In particular, gift and/or estate tax consequences may result in situations where the Contract Owner is not also the Annuitant, Payee, and Beneficiary. A competent tax adviser should be consulted for further information.
                               OTHER INFORMATION
                         DISTRIBUTION OF THE CONTRACTS

    Hartford Securities Distribution Company, Inc. ("HSD"), which is located at 200 Hopmeadow Street, Simsbury, Connecticut 06070, is principal underwriter and distributor of the Contracts. HSD is an affiliate of Hartford Life, is registered with the SEC as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Hartford Life pays HSD for acting as principal underwriter under a distribution agreement. The Contracts are offered on a continuous basis and Hartford Life does not anticipate discontinuing the offer.

    Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell Hartford Life's insurance contracts and who are also registered representatives of a broker-dealer having a selling agreement with HSD. Such broker-dealers will generally receive commissions based on a percent of Premium Payments made (up to a maximum of
  %). The writing agent will receive a percentage of these commissions from the respective broker-dealer, depending on the practice of that broker-dealer. Contract Owners do not pay these commissions.
                               LEGAL PROCEEDINGS

    There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. Hartford Life, as an insurance company, is ordinarily involved in litigation. Hartford Life does not believe that any current litigation is material to its ability to meet its obligations under the Contract or to the Separate Account nor does Hartford Life expect to incur significant losses from such actions.

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

    The audited statements of assets and liabilities of Hartford Life Insurance Company Separate Account Two as of December 31, 1996 and 1995 and the related statements of operations and changes in net assets for the periods ended December 31, 1996 and 1995, as well as the report of independent auditors are contained in the statement of additional information.


    The audited consolidated balance sheets of Hartford Life as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity, and cash flows for the years ended December 31, 1996, 1995 and 1994, and the related financial statement schedules as well as the report of the independent auditors are contained in the statement of additional information.

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                       ILLUSTRATIONS OF ANNUITY PAYMENTS
                     ASSUMING HYPOTHETICAL RATES OF RETURN

    The following graphs have been prepared to show how investment performance affects Variable Annuity Payments over time. these illustrations assume that the Contract is a Non-Qualified Contract. The Variable Annuity Payments reflect three different assumptions for a constant investment return before fees and expenses: 0%, 6%, and 12%. (Net of all expenses, these constant returns are:
  %,   %, and   %.) These are hypothetical rates of return and, of course,
Hartford Life does not guarantee that any Payee will earn these returns for any one year or any sustained period of time. THE TABLES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND DO NOT REPRESENT PAST OR FUTURE RETURNS.

    The Annuity Payments illustrated reflect the deduction of all fees and expenses. Fund management fees and operating expenses are assumed to be at an
annual rate of   % of their average daily net assets. This is the weighted
average of Fund expenses shown in the fee table on page   . Actual fees and
expenses under the Contract may be higher or lower, will vary from year to year, and will depend upon the portion of the Payments supported by each Sub-Account selected by the Contract Owner or Payee. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of each Sub-Account's average daily net assets.

    Variable Annuity Payments may be more or less than those shown if the actual returns of the Sub-Accounts selected are different than those illustrated. Since it is very likely that a Contract's investment return will fluctuate over time, one can expect Variable Annuity Payments to fluctuate. The total amount of Annuity Payments ultimately received will depend upon how long the Annuitant lives and whether or not the Contract Owner selects an Annuity Payment Option with a guaranteed number of years.

    Another factor that determines the amount of Variable Annuity Payments is the Assumed Investment Return. Generally, Variable Annuity Payments will increase in size from Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return.

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

    Upon request Hartford Life will furnish a customized illustration based on the Contract Owner's individual circumstances (and/or those of the selected Annuitant) and choice of Annuity Payment Options.

Annuitant:                                             Premium Payment:
Date of Birth:                                         Contract Issue Date:
Annuity Payment Option:                                Initial Income Payment Date:
Premium Tax Charge:                                    Annuity Payment Frequency:

    The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

                                    [GRAPH]

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Annuitant:                                             Premium Payment:
Date of Birth:                                         Contract Issue Date:
Annuity Payment Option:                                Initial Income Payment Date:
Premium Tax Charge:                                    Annuity Payment Frequency:

    The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

                                    [GRAPH]

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Annuitant:                                             Premium Payment:
Date of Birth:                                         Contract Issue Date:
Annuity Payment Option:                                Initial Income Payment Date:
Premium Tax Charge:                                    Annuity Payment Frequency:

    The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

                                    [GRAPH]

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Annuitant:                                             Premium Payment:
Date of Birth:                                         Contract Issue Date:
Annuity Payment Option:                                Initial Income Payment Date:
Premium Tax Charge:                                    Annuity Payment Frequency:

    The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

                                    [GRAPH]

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Annuitant:                                             Premium Payment:
Date of Birth:                                         Contract Issue Date:
Annuity Payment Option:                                Initial Income Payment Date:
Premium Tax Charge:                                    Annuity Payment Frequency:

    The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

                                    [GRAPH]

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Annuitant:                                             Premium Payment:
Date of Birth:                                         Contract Issue Date:
Annuity Payment Option:                                Initial Income Payment Date:
Premium Tax Charge:                                    Annuity Payment Frequency:

    The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

                                    [GRAPH]

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                       ILLUSTRATIONS OF ANNUITY PAYMENTS
                         USING HISTORIC RATES OF RETURN

    The following graphs have been prepared to show how investment performance affects Variable Annuity Payments over time. These illustrations assume that the Contract is a Non-Qualified Contract.

    The Variable Annuity Payments shown reflect the actual investment return after all expenses over the periods indicated. SUCH RATES OF RETURN ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS AND HARTFORD LIFE DOES NOT GUARANTEE THAT ANY CONTRACT WILL EARN THESE OR SIMILAR RETURNS FOR ANY PERIOD OF TIME. THE TABLES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND DO NOT REPRESENT FUTURE INVESTMENT RETURNS.

    Variable Annuity Payments may be more or less than those shown if the actual returns of the Sub-Accounts selected are different than those illustrated. Since it is very likely that a Contract's investment return will fluctuate over time, one can expect Variable Annuity Payments to fluctuate. The total amount of Annuity Payments ultimately received will depend upon how long the Annuitant lives and whether or not the Contract Owner selects an Annuity Payment Option with a guaranteed number of years.

    Another factor that determines the amount of Variable Annuity Payments is the Assumed Investment Return. Generally, Variable Annuity Payments will increase in size from one Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return.

    The Annuity Payments illustrated reflect the deduction of all fees and expenses. Fund management fees and operating expenses are assumed to be at an
annual rate of   % of their average daily net assets. This is the weighted
average of Fund expenses shown in the fee table on page   . Actual fees and
expenses under the Contract may be higher or lower, will vary from year to year, and will depend upon the portion of the Payments supported by each Sub-Account selected by the Contract Owner or Payee. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of each Sub-Account's average daily net assets.

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

    Upon request Hartford Life will furnish a customized illustration based on the Contract Owner's individual circumstances (and/or those of the selected Annuitant) and choice of Annuity Payment Options.

Annuitant:                                             Premium Payment:
Date of Birth:                                         Contract Issue Date:
Annuity Payment Option:                                Initial Income Payment Date:
Premium Tax Charge:                                    Annuity Payment Frequency:

    The amount of monthly Variable Annuity Payments shown in the graphs below reflect the historic net rates of return of the Sub-Accounts shown. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown in the graphs below are based on a 5% Assumed Investment Return.

                                    [GRAPH]

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                                    [GRAPH]

                                    [GRAPH]

                                    [GRAPH]

                                                 HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

Annuitant:                                             Premium Payment:
Date of Birth:                                         Contract Issue Date:
Annuity Payment Option:                                Initial Income Payment Date:
Premium Tax Charge:                                    Annuity Payment Frequency:

    The amount of monthly Variable Annuity Payments shown in the graphs below reflect the historic net rates of return of the Sub-Accounts shown. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown in the graphs below are based on a 5% Assumed Investment Return.
                                    [GRAPH]

HARTFORD LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------

                                    [GRAPH]

                                    [GRAPH]

                                    [GRAPH]

                       STATEMENT OF ADDITIONAL INFORMATION

           Single Purchase Payment Immediate Variable Annuity Contract

                                    Issued by

                         Hartford Life Insurance Company
                                       and
              Hartford Life Insurance Company Separate Account Two



THIS STATEMENT OF ADDITIONAL INFORMATION, DATED MAY   , 1997, IS NOT A
PROSPECTUS.  THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN
CONJUNCTION WITH THE PROSPECTUS DATED MAY   , 1997 FOR HARTFORD LIFE INSURANCE
COMPANY SINGLE PURCHASE PAYMENT IMMEDIATE VARIABLE ANNUITY CONTRACT WHICH IS REFERRED TO HEREIN.


THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE PURCHASING A CONTRACT. FOR A COPY OF THE PROSPECTUS, SEND A WRITTEN REQUEST TO THE HOME OFFICE AT 200 HOPMEADOW STREET, SIMSBURY, CONNECTICUT 06070, OR TELEPHONE 1-800-862-6668.

                            VARIABLE ANNUITY PAYMENTS

ANNUITY UNIT VALUE

The value of an Annuity Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Annuity Payments" in the Prospectus.) The Annuity Unit Value for each Sub-Account's first Valuation Period was set at $10. The Annuity Unit Value of each Sub-Account for any subsequent Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

     (a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated;

     (b)  is the Annuity Unit Value for the preceding Valuation Period; and

     (c) is a daily Assumed Investment Return factor (for the 3%, 5% or 6% Assumed Investment Return) adjusted for the number of days in the Valuation Period.

The Assumed Investment Return factor is equal to one plus the applicable percentage. Therefore, for 3%, it is 1.03, for 4% it is 1.04 and for 6% it is
1.06. The annual factors can be translated into daily factor of 1.00008098, 1.0000____, and 1.0000____, respectively.

If a Contract Owner selects a 5% Assumed Investment Return rate and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 5% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a Payment period, the Payment for that period will be greater than the Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Payment for that period will be less than the Payment for the prior period.

The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of several Variable Annuity Payments based on one Subaccount.

                ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1.   Annuity Unit Value for immediately preceding
     Valuation Period                                                10.00000000
2.   Net Investment Factor                                            1.00036164
3.   Daily factor to compensate for Assumed Investment Return of 5%   1.0000____
4.   Adjusted Net Investment Factor (2)/(3)                           1.00028063
5.   Annuity Unit Value for current Valuation Period
     (4)x(1)                                                         10.00280630


                    ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS
                     (assuming no premium tax is applicable)

1.   Number of Accumulation Units at Annuity Date                       1,000.00
2.   Accumulation Unit Value                                         12.55548000
3.   Adjusted Contract Value (1)x(2)                                  $12,555.48
4.   First monthly Annuity Payment per $1,000 of
     adjusted Contract Value                                          $     9.63
5.   First monthly Annuity Payment (3)x(4)/1,000                      $   120.91

6.   Annuity Unit Value                                              10.00280630
7.   Number of Annuity Units (5)/(6)                                 12.08760785
8.   Assume Annuity Unit value for second month
     equal to                                                        10.04000000
9.   Second Monthly Annuity Payment (7)X(8)                           $   121.36
10.  Assume Annuity Unit value for third month
     equal to                                                        10.05000000
11.  Third Monthly Annuity Payment (7)X(10)                           $   121.48



                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

ILLUSTRATIONS OF ANNUITY PAYMENTS ASSUMING HYPOTHETICAL RATES OF RETURN

     The following tables have been prepared to show how investment performance affects Variable Annuity Payments over time. These illustrations assume that the Contract is a Non-Qualified Contract.

     The Variable Annuity Payments reflect three different assumptions for a constant investment return after all expenses: 0%, 6%, and 12%. (Net of all expenses, these contract returns are: __%, __%, and __%.) These are hypothetical rates of return and, of course, Hartford Life does not guarantee that any Payee will earn these returns for any one year or any sustained period of time. THE TABLES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND DO NOT REPRESENT PAST OR FUTURE RETURNS.

     The Annuity Payments illustrated reflect the deduction of all fees and expenses. Fund management fees and operating expenses are assumed to be at an annual rate of ___% of their average daily net assets. This is the weighted average of Fund expenses shown in the fee table on page __. Actual fees and expenses under the Contract may be higher or lower, will vary from year to year, and will depend upon the portion of the Payments supported by each Sub-Account selected by the Contract Owner or Payee. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of each Sub-Account's average daily net assets.

     Variable Annuity Payments may be more or less than those shown if the actual returns of the Sub-Accounts selected are different than those illustrated. Since it is very likely that a Contract's investment return will fluctuate over time, one can expect Variable Annuity Payments to fluctuate. The total amount of Annuity Payments ultimately received will depend upon how long the Annuitant lives and whether or not the Contract Owner selects an Annuity Payment Option with a guaranteed number of years.


     Another factor that determines the amount of Variable Annuity Payments is the Assumed Investment Return. Generally, Variable Annuity Payments will increase in size from one Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return.


     Upon request Hartford Life will furnish a customized illustration based on the Contract Owner's individual circumstances (and/or those of the selected Annuitant) and choice of Annuity Payment Options.

Annuitant:               John Doe            Premium Payment:                $50,000
Date of Birth:           1/1/30              Contract Issue Date:            12/1/96
Annuity Payment Option:  Life Annuity        Initial Income Payment Date:    1/1/97
Premium Tax Charge:      0%                  Annuity Payment Frequency:      Monthly

     The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are
based on a 5% Assumed Investment Return.   The hypothetical annual rates of
return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

THE AMOUNT OF THE FIRST MONTHLY PAYMENT EACH YEAR AT THE FOLLOWING HYPOTHETICAL ANNUAL RATES OF RETURNS:

                                         0%             6%             12%
Income Payment Date           Age       (  %)          (  %)          (   %)
-------------------           ---       -----          -----          ------

Jan. 1, 1997                  65        $              $              $
Jan. 1, 1998                  66
Jan. 1, 1999                  67
Jan. 1, 2000                  68
Jan. 1, 2001                  69
Jan. 1, 2006                  74
Jan. 1, 2011                  79
Jan. 1, 2016                  84
Jan. 1, 2021                  89

                                       GRAPH

                             Variable Annuity Payments

          $2,000

          $1,500

Monthly   $1,000
Payments
          $  500

          $    0
                         1         5         10        15        20

                                     Year

Net
Returns:                                   0%             6%        12%

Annuitant:               John Doe                 Premium Payment:              $50,000
Date of Birth:           1/1/30                   Contract Issue Date:          12/1/96
Annuity Payment Option:  Joint and Last Survivor  Initial Income Payment Date:  1/1/97
                   Life Annuity
Premium Tax Charge:      0%                       Annuity Payment Frequency:    Monthly

     The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are
based on a 5% Assumed Investment Return.   The hypothetical annual rates of
return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

THE AMOUNT OF THE FIRST MONTHLY PAYMENT EACH YEAR AT THE FOLLOWING HYPOTHETICAL ANNUAL RATES OF RETURNS:

                                         0%             6%             12%
Income Payment Date           Age       (  %)          (  %)          (   %)
-------------------           ---       -----          -----          ------

Jan. 1, 1997                  65        $              $              $
Jan. 1, 1998                  66
Jan. 1, 1999                  67
Jan. 1, 2000                  68
Jan. 1, 2001                  69
Jan. 1, 2006                  74
Jan. 1, 2011                  79
Jan. 1, 2016                  84
Jan. 1, 2021                  89

                                      GRAPH

                            Variable Annuity Payments

          $2,000

          $1,500

Monthly   $1,000
Payments
          $  500

          $    0
                           1         5         10        15        20

                                       Year

Net
Returns:                                    0%            6%       12%

Annuitant:               John Doe                      Premium Payment:              $50,000
Date of Birth:           1/1/30                        Contract Issue Date:          12/1/96
Annuity Payment Option:  Life Annuity With 20 Years    Initial Income Payment Date:  1/1/97
                           of Guaranteed Payments
Premium Tax Charge:      0%                            Annuity Payment Frequency:    Monthly

     The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

THE AMOUNT OF THE FIRST MONTHLY PAYMENT EACH YEAR AT THE FOLLOWING HYPOTHETICAL ANNUAL RATES OF RETURNS:

                                         0%             6%             12%
Income Payment Date           Age       (  %)          (  %)          (   %)
-------------------           ---       -----          -----          ------

Jan. 1, 1997                  65        $              $              $
Jan. 1, 1998                  66
Jan. 1, 1999                  67
Jan. 1, 2000                  68
Jan. 1, 2001                  69
Jan. 1, 2006                  74
Jan. 1, 2011                  79
Jan. 1, 2016                  84
Jan. 1, 2021                  89

                                      GRAPH

                             Variable Annuity Payments

          $2,000

          $1,500

Monthly   $1,000
Payments
          $  500

          $    0
                          1         5         10        15        20

                                     Year

Net
Returns:                 0%                   6%              12%

Annuitant:               John Doe                 Premium Payment:                  $50,000
Date of Birth:           1/1/30                   Contract Issue Date:              12/1/96
Annuity Payment Option:  Joint and Last Survivor Life  Initial IncomePayment Date:  1/1/97
                           Annuity With 20 Years of
                           Guaranteed Payments
Premium Tax Charge:      0%                       Annuity Payment Frequency:        Monthly

     The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

THE AMOUNT OF THE FIRST MONTHLY PAYMENT EACH YEAR AT THE FOLLOWING HYPOTHETICAL ANNUAL RATES OF RETURNS:

                                         0%             6%             12%
Income Payment Date           Age       (  %)          (  %)          (   %)
-------------------           ---       -----          -----          ------

Jan. 1, 1997                  65        $              $               $
Jan. 1, 1998                  66
Jan. 1, 1999                  67
Jan. 1, 2000                  68
Jan. 1, 2001                  69
Jan. 1, 2006                  74
Jan. 1, 2011                  79
Jan. 1, 2016                  84
Jan. 1, 2021                  89

                                     GRAPH

                            Variable Annuity Payments

          $2,000

          $1,500

Monthly   $1,000
Payments
          $  500

          $    0
                         1         5         10        15        20

                                    Year

Net
Returns:                 0%                  6%             12%

Annuitant:               John Doe                           Premium Payment:              $50,000
Date of Birth:           1/1/30                             Contract Issue Date:          12/1/96
Annuity Payment Option:  Guaranteed Payments for 20 Years   Initial Income Payment Date:  1/1/97
                        Annuity
Premium Tax Charge:      0%                                 Annuity Payment Frequency:    Monthly

     The amount of monthly Variable Annuity Payments shown in the table below and the graph that follows assumes a constant annual investment return. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown are based on a 5% Assumed Investment Return. The hypothetical annual rates of return shown are gross rates with net rates (I.E., after all expenses) in parenthesis.

THE AMOUNT OF THE FIRST MONTHLY PAYMENT EACH YEAR AT THE FOLLOWING HYPOTHETICAL ANNUAL RATES OF RETURNS:

                                         0%             6%             12%
Income Payment Date           Age       (  %)          (  %)          (   %)
-------------------           ---       -----          -----          ------

Jan. 1, 1997                  65        $              $              $
Jan. 1, 1998                  66
Jan. 1, 1999                  67
Jan. 1, 2000                  68
Jan. 1, 2001                  69
Jan. 1, 2006                  74
Jan. 1, 2011                  79
Jan. 1, 2016                  84
Jan. 1, 2021                  89

                                     GRAPH

                            Variable Annuity Payments

          $2,000

          $1,500

Monthly   $1,000
Payments
          $  500

          $    0
                    1         5         10        15        20

                               Year

Net
Returns:                 0%             6%             12%

ILLUSTRATIONS OF ANNUITY PAYMENTS USING HISTORIC RATES OF RETURN

     The following tables have been prepared to show how investment performance affects Variable Annuity Payments over time. These illustrations assume that the Contract is a Non-Qualified Contract.

     The Variable Annuity Payments shown reflect the actual investment return after all expenses over the periods indicated. SUCH RATES OF RETURN ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS AND HARTFORD LIFE DOES NOT GUARANTEE THAT ANY CONTRACT WILL EARN THESE OR SIMILAR RETURNS FOR ANY PERIOD OF TIME. THE TABLES ARE FOR ILLUSTRATIVE PURPOSES ONLY AND DO NOT REPRESENT FUTURE INVESTMENT RETURNS.

     Variable Annuity Payments may be more or less than those shown if the actual returns of the Sub-Accounts selected are different than those illustrated. Since it is very likely that a Contract's investment return will fluctuate over time, one can expect Variable Annuity Payments to fluctuate. The total amount of Annuity Payments ultimately received will depend upon how long the Annuitant lives and whether or not the Contract Owner selects an Annuity Payment Option with a guaranteed number of years.

     Another factor that determines the amount of Variable Annuity Payments is the Assumed Investment Return. Generally, Variable Annuity Payments will increase in size from one Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return.

     The Annuity Payments illustrated reflect the deduction of all fees and expenses. Fund management fees and operating expenses are assumed to be at an annual rate of ___% of their average daily net assets. This is the weighted average of Fund expenses shown in the fee table on page __. Actual fees and expenses under the Contract may be higher or lower, will vary from year to year, and will depend upon the portion of the Payments supported by each Sub-Account selected by the Contract Owner or Payee. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of each Sub-Account's average daily net assets.

     Upon request Hartford Life will furnish a customized illustration based on the Contract Owner's individual circumstances (and/or those of the selected Annuitant) and choice of Annuity Payment Options.

Annuitant:                  John Doe            Premium Payment:                $50,000
Date of Birth:              1/1/30              Contract Issue Date:            Same as fund
                                                                                inception date
Annuity Payment Option:     Life Annuity        Initial Income PaymentDate:     One Month
                                                                                after Issue Date
Premium Tax Charge:         0%                  Annuity Payment Frequency:      Monthly

     The amount of monthly Variable Annuity Payments shown in the tables below and the graphs that follow reflect the historic net rates of return of the Sub-Accounts shown. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown in the tables and graphs below are based on a 5% Assumed Investment Return.

     VARIABLE ANNUITY PAYMENTS BASED ON ACTUAL RETURNS AFTER ALL EXPENSES:

Income Payment Date      Age       Advisers  Capital Appreciation     Index
-------------------      ---       --------  --------------------     -----

Jan. 1, 1997             65        $         $                        $
Jan. 1, 1998             66
Jan. 1, 1999             67
Jan. 1, 2000             68
Jan. 1, 2001             69
Jan. 1, 2006             74
Jan. 1, 2011             79
Jan. 1, 2016             84
Jan. 1, 2021             89

     VARIABLE ANNUITY PAYMENTS BASED ON ACTUAL RETURNS AFTER ALL EXPENSES:

Income Payment Date      Age     Money Market  Small Company  International Opp.
-------------------      ---     ------------  -------------  ------------------

Jan. 1, 1997             65      $             $              $
Jan. 1, 1998             66
Jan. 1, 1999             67
Jan. 1, 2000             68
Jan. 1, 2001             69
Jan. 1, 2006             74
Jan. 1, 2011             79
Jan. 1, 2016             84
Jan. 1, 2021             89

     VARIABLE ANNUITY PAYMENTS BASED ON ACTUAL RETURNS AFTER ALL EXPENSES:

Income Payment Date      Age    Bond   Dividend & Growth  International Advisers
-------------------      ---    ----   -----------------  ----------------------

Jan. 1, 1997             65     $      $                  $
Jan. 1, 1998             66
Jan. 1, 1999             67
Jan. 1, 2000             68
Jan. 1, 2001             69
Jan. 1, 2006             74
Jan. 1, 2011             79
Jan. 1, 2016             84
Jan. 1, 2021             89


     VARIABLE ANNUITY PAYMENTS BASED ON ACTUAL RETURNS AFTER ALL EXPENSES:

Income Payment Date      Age       Mortgage Securities      Stock
-------------------      ---       -------------------      -----

Jan. 1, 1997             65        $                        $
Jan. 1, 1998             66
Jan. 1, 1999             67
Jan. 1, 2000             68
Jan. 1, 2001             69
Jan. 1, 2006             74
Jan. 1, 2011             79
Jan. 1, 2016             84
Jan. 1, 2021             89

                                   GRAPHS

                          Variable Annuity Payments

          $2,000

          $1,500
Monthly
Payments  $1,000

          $  500

          $    0

                    1         5         10        15        20

                                Year

Advisers Sub-Account:     Capital Appreciation Sub-Account:   Index Sub-Account:

                           Variable Annuity Payments

          $2,000

          $1,500
Monthly
Payments  $1,000

          $  500

          $    0

                    1         5         10        15        20

                                Year

Money Market Sub-Account: Small Company Sub-Account: International Opportunities
                                                     Sub-Account:


                                     GRAPHS

                             Variable Annuity Payments

          $2,000

          $1,500
Monthly
Payments  $1,000

          $  500

          $    0

                    1         5         10        15        20

                                 Year

Bond Sub-Account:  Dividend and Growth Sub-Account:  International Advisers
                                                     Sub-Account:

                             Variable Annuity Payments

          $2,000

          $1,500
Monthly
Payments  $1,000

          $  500

          $    0

                    1         5         10        15        20

                                 Year

Mortgage Securities Sub-Account:             Stock Sub-Account:

Annuitant:               John Doe                 Premium Payment:              $50,000
Date of Birth:           1/1/30                   Contract Issue Date:          Same as fund
                                                                                inception date
Annuity Payment Option:  Guaranteed Payments For  Initial Income Payment Date:  One Month
                           20 Years Annuity                                     after Issue Date
Premium Tax Charge:      0%                       Annuity Payment Frequency:    Monthly

     The amount of monthly Variable Annuity Payments shown in the tables below and the graphs that follow reflect the historic net rates of return of the Sub-Accounts shown. The amount of Variable Annuity Payments that is actually received will depend on the investment performance of the Sub-Account(s) selected. The size of Variable Annuity Payments can increase or decrease from period to period and no minimum dollar amount of Variable Annuity Payment is guaranteed. The amounts shown in the tables and graphs below are based on a 5% Assumed Investment Return.

     VARIABLE ANNUITY PAYMENTS BASED ON ACTUAL RETURNS AFTER ALL EXPENSES:

Income Payment Date      Age       Advisers  Capital Appreciation     Index
-------------------      ---       --------  --------------------     -----

Jan. 1, 1997             65        $         $                        $
Jan. 1, 1998             66
Jan. 1, 1999             67
Jan. 1, 2000             68
Jan. 1, 2001             69
Jan. 1, 2006             74
Jan. 1, 2011             79
Jan. 1, 2016             84
Jan. 1, 2021             89

     VARIABLE ANNUITY PAYMENTS BASED ON ACTUAL RETURNS AFTER ALL EXPENSES:

Income Payment Date      Age     Money Market  Small Company  International Opp.
-------------------      ---     ------------  -------------  ------------------

Jan. 1, 1997             65      $             $              $
Jan. 1, 1998             66
Jan. 1, 1999             67
Jan. 1, 2000             68
Jan. 1, 2001             69
Jan. 1, 2006             74
Jan. 1, 2011             79
Jan. 1, 2016             84
Jan. 1, 2021             89

     VARIABLE ANNUITY PAYMENTS BASED ON ACTUAL RETURNS AFTER ALL EXPENSES:

Income Payment Date      Age   Bond  Dividend & Growth   International Advisers
-------------------      ---   ----  -----------------   ----------------------

Jan. 1, 1997             65    $     $                   $
Jan. 1, 1998             66
Jan. 1, 1999             67
Jan. 1, 2000             68
Jan. 1, 2001             69
Jan. 1, 2006             74
Jan. 1, 2011             79
Jan. 1, 2016             84
Jan. 1, 2021             89

     VARIABLE ANNUITY PAYMENTS BASED ON ACTUAL RETURNS AFTER ALL EXPENSES:

Income Payment Date      Age       Mortgage Securities      Stock
-------------------      ---       -------------------      -----

Jan. 1, 1997             65        $                        $
Jan. 1, 1998             66
Jan. 1, 1999             67
Jan. 1, 2000             68
Jan. 1, 2001             69
Jan. 1, 2006             74
Jan. 1, 2011             79
Jan. 1, 2016             84
Jan. 1, 2021             89

                                    GRAPHS

                            Variable Annuity Payments

          $2,000

          $1,500
Monthly
Payments  $1,000

          $  500

          $    0

                    1         5         10        15        20

                                 Year

Advisers Sub-Account:    Capital Appreciation Sub-Account:    Index Sub-Account:



                          Variable Annuity Payments

          $2,000

          $1,500
Monthly
Payments  $1,000

          $  500

          $    0

                    1         5         10        15        20

                                 Year

Money Market Sub-Account: Small Company Sub-Account: International Opportunities
                                                     Sub-Account:

                                     GRAPHS

                             Variable Annuity Payments

          $2,000

          $1,500
Monthly
Payments  $1,000

          $  500

          $    0

                    1         5         10        15        20

                                 Year

Bond Sub-Account:  Dividend and Growth Sub-Account:  International Advisers
                                                     Sub-Account:


                          Variable Annuity Payments

          $2,000

          $1,500
Monthly
Payments  $1,000

          $  500

          $    0

                    1         5         10        15        20

                                 Year

Mortgage Securities Sub-Account:             Stock Sub-Account:

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a) All financial statements included in Part A and Part B of the Registration Statement will be filed by amendment.

     (b) (1) The resolution authorizing the Separate Account is incorporated herein by reference to post-effective amendment No. 2, to a Form N-4 registration statement (File No. 33-73570), filed on May 1, 1995.

          (2)  Not applicable.

          (3) (a) Principal Underwriter Agreement is incorporated by reference to post-effective amendment No. 3, to a Form N-4 registration statement (File No. 33-73570), filed on April 29, 1996.

          (3) (b) Form of Dealer Agreement is incorporated by reference to post-effective amendment No. 3, to a Form N-4 registration statement (File No. 33-73570), filed on April 29, 1996.


          (4) The Individual Single Premium Immediate Variable Annuity Contract. To be filed by amendment.


          (5)  Form of Application.  To be filed by amendment


          (6) (a) Certificate of Incorporation of Hartford Life Insurance Company to be filed by amendment.


               (b) Bylaws of Hartford Life Insurance Company are incorporated herein by reference to post-effective amendment No. 2, to a Form N-4 registration statement (File No. 33-73570), filed on May 1, 1995.


          (7)  Not applicable.

          (8)  Participation Agreements.  To be filed by amendment.

          (9)  Opinion and consent of General Counsel.

          (10) Consent of Arthur Andersen LLP.  To be filed by amendment.

          (11) No financial statements are omitted from Part A and Part B.

          (12) Not applicable.

          (13) Performance data schedule.  To be filed by amendment.

          (14) Not applicable.

          (15)  Powers of Attorney.

Item 25.  Directors and Officers of the Depositor

       Louis J. Abdou          Vice President
       Wendell J. Bossen       Vice President
       Gregory A. Boyko        Vice President
       Peter W. Cummins        Vice President
       Timothy M. Fitch        Vice President
       Donald R. Frahm         Chairman & CEO, Director
       Bruce D. Gardner        Vice President, Director
       Joseph H. Gareau        Executive Vice President & Chief Investment
                                 Officer, Director
       J. Richard Garrett      Vice President & Treasurer
       John P. Ginnetti        Executive Vice President
       Lynda Godkin            General Counsel & Corporate Secretary
       Lois W. Grady           Vice President
       David A. Hall           Senior Vice President & Actuary
       Joseph Kanarek          Vice President
       Robert A. Kerzner       Vice President
       Kevin J. Kirk           Vice President
       Andrew W. Kohnke        Vice President
       Thomas M. Marra         Executive Vice President, Director
       Leonard E. Odell, Jr.   Senior Vice President, Director
       Michael C. O'Halloran   Vice President & Associate General Counsel
       Craig R. Raymond        Vice President & Chief Actuary
       Lowndes A. Smith        President & Chief Operating Officer,
                                 Director
       James E. Trimble        Vice President & Actuary
       Raymond P. Welnicki     Senior Vice President, Director
       James T. Westervelt     Senior Vice President & Group Comptroller
       Lizabeth H. Zlatkus     Vice President, Director

Unless otherwise indicated, the principal business address of each the above individuals is 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

          Organizational chart is incorporated herein as Exhibit 16.

Item 27.  Number of Contract Owners

          Not applicable.

Item 28.  Indemnification

Under Section 33-320a of the Connecticut General Statutes, the Registrant must indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, for actions brought or threatened to be brought against him in his capacity as a director or officer when it is determined by certain disinterested parties that he acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant. In any criminal action or proceeding, it also must be determined that the director or officer had no reason to believe his conduct was unlawful. The director or officer must also be indemnified when he is successful on the merits in the defense of a proceeding or in circumstances where a court determines that he is fairly and reasonably entitled to be indemnified, and the court approves the amount. In shareholder derivative suits, the director or officer must be finally adjudged not to have breached his duty to the Registrant or a court must determine that he is fairly and reasonably entitled to be indemnified and must approve the amount. In a claim based upon the director's or officer's purchase or sale of the Registrant's securities, the director or officer may obtain indemnification only if a court determines that, in view of all the circumstances, he is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine.

The directors and officers of Hartford Life and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to ITT Hartford Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

   (a) HSD acts as principal underwriter for the following investment companies:

          Hartford Life Insurance Company - Separate Account One
          Hartford Life Insurance Company - Separate Account Two
          Hartford Life Insurance Company - Separate Account Two (DC Variable
            Account I)
          Hartford Life Insurance Company - Separate Account Two (DC Variable
            Account II)
          Hartford Life Insurance Company - Separate Account Two (QP Variable
            Account)
          Hartford Life Insurance Company - Separate Account Two (Variable
            Account "A")
          Hartford Life Insurance Company - Separate Account Two (NQ Variable
            Account)
          Hartford Life Insurance Company - Putnam Capital Manager Trust
            Separate Account
          Hartford Life Insurance Company - Separate Account Three
          Hartford Life Insurance Company - Separate Account Five
          ITT Hartford Life and Annuity Insurance Company - Separate Account One ITT Hartford Life and Annuity Insurance Company - Putnam Capital
            Manager Trust Separate Account Two
          ITT Hartford Life and Annuity Insurance Company - Separate Account
            Three
          ITT Hartford Life and Annuity Insurance Company - Separate Account
            Five
          ITT Hartford Life and Annuity Insurance Company - Separate Account Six

   (b)    Directors and Officers of HSD

       Name and Principal               Positions and Offices
        Business Address                   With Underwriter
       ------------------               ---------------------

       Donald P. Waggaman, Jr.          Treasurer
       Bruce D. Gardner                 Secretary
       George R. Jay                    Controller
       Lowndes A. Smith                 President

       Unless otherwise indicated, the principal business address of each the above individuals is 200 Hopmeadow Street, Simsbury, CT 06089.

   (c)    Not applicable.

Item 30.  Location of Accounts and Records

          Accounts and records are maintained by:

          Hartford Life Insurance Company
          200 Hopmeadow Street
          Simsbury, CT  06089

Item 31.  Management Services

          All management contracts are discussed in Part A or Part B of this registration statement.

Item 32.  Undertakings

       (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted.

       (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to Hartford Life Insurance Company for a Statement of Additional Information.

       (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

       (d) Hartford Life Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Hartford Life Insurance Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant duly caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this ____ day of January, 1997.

HARTFORD LIFE INSURANCE COMPANY -
SEPARATE ACCOUNT TWO
      (Registrant)

*By:                                                *By:
     -----------------------------------------           -------------------
     Thomas M. Marra, Executive Vice President           Lynda Godkin
                                                         Attorney-in-Fact

                              HARTFORD LIFE INSURANCE COMPANY
                                      (Depositor)

*By:
     -----------------------------------------
     Thomas M. Marra, Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

Donald R. Frahm, Chairman and
  Chief Executive Officer, Director *
Bruce D. Gardner, Vice President,
  Director *
Joseph H. Gareau, Executive Vice
  President and Chief Investment
  Officer, Director *
John P. Ginnetti, Executive Vice
  President, Director *
Thomas M. Marra, Executive Vice              *By:
  President, Director *                           -----------------------
Leonard E. Odell, Jr., Senior                      Lynda Godkin
   Vice President, Director *                      Attorney-In-Fact
Lowndes A. Smith, President,
  Chief Operating Officer, Director *            Dated:  January __, 1997
Raymond P. Welnicki, Senior Vice
  President, Director *
Lizabeth H. Zlatkus, Vice President,
  Director *

                                   EXHIBIT INDEX






(9)    Opinion and consent of General Counsel.

(15)   Powers of Attorney.

(16)   Organization Chart.